HellerEhrman

September 21, 2005



Heller Ehrman (Hong Kong) Ltd.
海陸(香港)有限公司
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4


SEC MAIL PROCESSING
RECEIVED
OCT 06 2005
WASH, D.C.
156
SECTION

SUPPL

SEC FILE NO. 82-3850

Re: K. Wah Construction Materials Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act


PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

Ladies and Gentlemen:

On behalf of K. Wah Construction Materials Limited (the "Company"), S.E.C. File No. 82-3850, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's circular regarding change of name; change in board lot size and refreshment of general mandates to issue and repurchase shares, dated September 16, 2005;

(2) The Company's announcement regarding change of name, change in board lot size, and new general mandates, despatch of circular and notice of extraordinary general meeting, dated September 16, 2005, published (in the English language) in South China Morning Post and (in the Chinese language) in the Hong Kong Economic Times, both on September 16, 2005;

(3) The Company's announcement of interim results for the six months ended June 30, 2005, dated September 14, 2005, published (in the English language) in South China Morning Post and (in the Chinese language) in the Hong Kong Economic Times, both on September 15, 2005;

(4) The Company's joint announcement regarding continuing connected transactions for entering into of tenancy agreements, dated August 23, 2005, published (in the English language) in The Standard and (in the Chinese language) in the Hong Kong Economic Journal, both on August 24, 2005; and

(5) The Company's announcement regarding change of name, change in board lot size, and new general mandates, dated August 19, 2005, published (in the English language) in South China Morning Post and (in the Chinese language) in the Hong Kong Economic Times, both on August 22, 2005.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of these materials by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosure

cc: K. Wah Construction Materials Limited

19063\0002\33SEC

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This circular is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for shares or other securities.

If you are in doubt as to any aspect of this circular or as to the actions to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in K. Wah Construction Materials Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



K. WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材有限公司

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

CHANGE OF NAME
CHANGE IN BOARD LOT SIZE AND
REFRESHMENT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

Independent financial adviser to the independent board committee and independent shareholders of K. Wah Construction Materials Limited

COMMERZBANK

A letter from the KWCM Independent Board Committee is set out on page 12 of this circular and a letter from Commerzbank AG (Hong Kong branch), the independent financial adviser to the KWCM Independent Board Committee and the KWCM Independent Shareholders, is set out on pages 13 to 18 of this circular.

A notice convening the EGM to be held on Wednesday, 12 October 2005 at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong at 3:00 p.m. is set out on pages 23 to 26 of this circular.

Whether or not you are able to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the registered office of KWCM at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

16 September 2005

CONTENTS

Page

Definitions 1

Letter from the KWCM Board 3

Letter from the KWCM Independent Board Committee 12

Letter from the Commerzbank 13

Appendices

I. Explanatory Statement 19

II. General Information about KWCM 22

Notice of the EGM 23

In this circular, unless the context otherwise requires, the following terms have the meanings set opposite them below.

"Acquisition"	the acquisition by KWCM of the 838,719 Galaxy B Shares (representing 88.1% of the voting shares and carrying 97.9% of the economic interest) in Galaxy pursuant to the acquisition agreement dated 14 March 2005 as disclosed in the Joint Circular (which Acquisition was completed on 22 July 2005);
"Articles"	the articles of association of KWCM;
"associates"	the meaning ascribed to it in the Listing Rules;
"Companies Ordinance"	the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);
"Completion"	completion of the Acquisition;
"Consideration KWCM Shares"	1,840,519,798 new KWCM Shares issued on Completion by KWCM as part of the consideration for the Acquisition;
"Dr. Lui"	Dr. Lui Che Woo, a director of KWIH, KWCM and Galaxy;
"EGM"	the extraordinary general meeting of KWCM convened on 12 October 2005 for the purpose of approving the New Repurchase Mandate, the change of name and the New Issue Mandate, notice of which is set out on pages 23 to 26 of this circular;
"Employee Options"	those options to subscribe for an aggregate of 13,134,000 KWCM Shares granted pursuant to the employee share option schemes of KWCM adopted on 10 September 1996 and 30 May 2002 respectively and outstanding at the Latest Practicable Date, with exercise prices per KWCM Share ranging from HK$0.514 to HK$0.5333;
"Galaxy"	Galaxy Casino, S.A., a subsidiary of the Company and a company incorporated on 30 November 2001 in and organized under the laws of Macau with registered office at Avenida da Praia Grande, nº 409, Edificio China Law, 25º andar, em Macau;
"Hong Kong" and "HK$"	are, respectively, the Hong Kong Special Administrative Region of The People's Republic of China, and Hong Kong dollars, the lawful currency of Hong Kong;
"IFA"	Commerzbank AG (Hong Kong branch), an authorized financial institution registered with the Hong Kong Monetary Authority licensed to carry out types 1, 4, 6 regulated activities (as set out in Schedule 5 of the SFO);
"Joint Circular"	the circular dated 30 June 2005 and issued jointly by KWCM and KWIH to their respective shareholders for the purpose of giving certain information on the Acquisition;
"KWCM" or the "Company"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong with limited liability on 19 May 1987, the shares of which are listed on the main board of the Stock Exchange;
"KWCM Board"	the board of KWCM Directors;

"KWCM Directors"	the directors of KWCM;
"KWCM Group"	KWCM and its subsidiaries at the Latest Practicable Date;
"KWCM Independent Board Committee"	the independent committee of the KWCM Board established to advise KWCM Independent Shareholders on the New Issue Mandate;
"KWCM Independent Shareholders"	holders of KWCM Shares other than KWIH, the Trusts, Dr. Lui and their respective associates;
"KWCM Shares" and "KWCM Shareholder(s)"	respectively, the ordinary shares of HK$0.10 each in the share capital of KWCM, and holder(s) of KWCM Shares;
"KWIH"	K. Wah International Holdings Limited, an exempted company incorporated with limited liability on 2 May 1989 in Bermuda, the shares of which are listed on the main board of the Stock Exchange and a substantial KWCM Shareholder holding 25.92% of the issued share capital of the Company;
"Latest Practicable Date"	9 September 2005, being the latest practicable date for ascertaining and inclusion of certain information in this circular prior to its printing;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"New Issue Mandate"	the new general mandate proposed to be granted to the KWCM Directors to allot issue and deal with new KWCM Shares amounting in aggregate to up to 20% of the Company's issued share capital as at the date of the EGM;
"New Repurchase Mandate"	the new general mandate proposed to be granted to the KWCM Directors to repurchase KWCM Shares representing up to 10% of the Company's issued share capital as at the date of the EGM;
"Principal Trust" and "Secondary Trust"	respectively, the discretionary Lui Family trust which holds 35.27% equity interest in KWCM and the second discretionary Lui Family trust which holds 0.12% equity interest in KWCM, both of which are established under the laws of Jersey, and the sole trustee of both of which is HSBC International Trustee Limited;
"Repurchase Code" and "Takeovers Code"	respectively, the Hong Kong Code on Share Repurchases, and the Hong Kong Code on Takeovers and Mergers;
"SFC" and "SFO"	respectively, the Securities and Futures Commission of Hong Kong and the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Trusts"	collectively, the Principal Trust and the Secondary Trust; and
"%"	per cent.

Some numbers in this circular have been rounded. As a result, totals may not add up to exactly 100%.



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Executive Directors:
Dr. Lui Che Woo, MBE, JP, LLD, DSSc *(Chairman)*
Francis Lui Yiu Tung *(Deputy Chairman)*
Chan Kai Nang *(Managing Director)*
Joseph Chee Ying Keung *(Deputy Managing Director)*
William Lo Chi Chung
Paddy Tang Lui Wai Yu

Non-Executive Directors:
Dr. Charles Cheung Wai Bun, JP*
Moses Cheng Mo Chi, GBS, OBE, JP
James Ross Ancell*
Dr. William Yip Shue Lam, LLD*

* *Independent Non-executive Directors*

Registered Office
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

16 September 2005

To the KWCM Shareholders,

Dear Sir or Madam,

CHANGE OF NAME
CHANGE IN BOARD LOT SIZE AND
REFRESHMENT OF GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

On 22 July 2005, KWCM has completed the Acquisition. On Completion, KWCM, among other things, issued the Consideration KWCM Shares and the issued share capital of KWCM was increased from 1,445,293,563 to 3,285,813,361 KWCM Shares.

KWCM is now the owner of Galaxy, which holds one of the three gaming concessions awarded by the Macau government and currently operates gaming and activity pursuing hospitality businesses in Macau. Details of the business and other information about Galaxy were in the Joint Circular.

CHANGE OF COMPANY NAME

Following the Acquisition, gaming and hospitality have now become the major business of the KWCM Group. To better reflect this new business focus, the KWCM Board proposes that the name of the Company be changed from "**K. Wah Construction Materials Limited 嘉華建材有限公司**" to

"**Galaxy Entertainment Group Limited** 銀河娛樂集團有限公司". The proposed change of name is subject to approval by the KWCM Shareholders by way of a special resolution at the EGM and the issue of the certificate of incorporation on change of name by the Hong Kong Companies Registry. The relevant filing procedures with the Hong Kong Companies Registry will be made after the EGM.

The effective date of the change of name of the Company will be the date of issue of the certificate of incorporation on change of name by the Hong Kong Companies Registry which is expected to take place within two weeks after the EGM. Upon the change of name of the Company becoming effective, an announcement will be made to advise KWCM Shareholders of the new stock short name for trading of the KWCM Shares on the Stock Exchange and the KWCM Shares will be traded on the Stock Exchange under the new name of Galaxy Entertainment Group Limited.

CHANGE IN BOARD LOT SIZE

As at the Latest Practicable Date, KWCM Shares are traded on the Stock Exchange in board lots of 2,000 KWCM Shares. KWCM Board also proposes to change the board lot of the KWCM Shares for trading to 1,000 KWCM Shares. The Company expects the change in board lot size of the KWCM Shares will take effect on 9 November 2005.

KWCM Board considers that the change is likely to attract more investors, broaden the shareholder base, and enhance liquidity to trading on KWCM Shares.

FREE EXCHANGE OF SHARE CERTIFICATES AND TRADING ARRANGEMENTS

Share certificates in orange colour issued after the change of name has become effective will be issued in the new name of the Company. The change of name will not affect any of the rights of KWCM Shareholders. All existing share certificates in issue coloured yellow bearing the existing name of KWCM will continue to be evidence of title to shares of HK$0.10 each in the Company for the same number of shares in the new name of the Company. Such share certificates will remain valid for trading, settlement, registration and delivery.

As from Wednesday, 9 November 2005, being the effective date for the change in board lot size, any new share certificates will be issued in board lots of 1,000 KWCM Shares.

Shareholders may, during business hours from Wednesday, 26 October 2005 to Wednesday, 7 December 2005 (both dates inclusive), submit their existing share certificates in board lots of 2,000 KWCM Shares to the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17/F., Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong in exchange for new share certificates in board lots of 1,000 KWCM Shares free of charge. Thereafter, existing share certificates in board lots of 2,000 KWCM Shares will be accepted for exchange only on payment of a fee of HK$2.50 (or such higher amount as may from time to time be specified by the Stock Exchange) for each new share certificate in board lots of 1,000 KWCM Shares issued or each old share certificate submitted, whichever number of share certificate involved is higher.

It is expected that new certificates for the KWCM Shares (in the new name (if the change has become effective) and new board lot size of 1,000 KWCM Shares) will be available for collection from the Company's share registrar on or after 10 business days from the date of submission of the existing certificates to the Company's share registrar.

TRADING ARRANGEMENT

Upon the change in board lot size becoming effective, the arrangement proposed for trading and dealings in KWCM Shares are expected to be as follows:

> From 9 November 2005, the original counter for trading in the KWCM Shares in board lots of 2,000 KWCM Shares will close and become counter for trading in the KWCM Shares in board lots of 1,000 KWCM Shares. A temporary counter will be established for trading in KWCM Shares in the existing board lots of 2,000 KWCM Shares.
>
> From 9 November 2005 to 30 November 2005, both dates inclusive, there will be parallel trading at the above two counters. The temporary counter for trading in the KWCM Shares in the existing board lots of 2,000 KWCM Shares will be removed after the close of trading on 30 November 2005.

EXPECTED TIMETABLE

	2005
Latest time for return of proxy form of EGM	3:00 p.m. on Monday, 10 October
EGM to approve, inter alia, the change of name of the Company	3:00 p.m. on Wednesday, 12 October
First day for free exchange of existing share certificates in board lots of 2,000 KWCM Shares for new share certificates in board lots of 1,000 KWCM Shares	Wednesday, 26 October
Effective date of the change in board lot size	Wednesday, 9 November
Original counter for trading in existing board lots of 2,000 KWCM Shares closes and becoming counter for trading in new board lots of 1,000 KWCM Shares	9:30 a.m. on Wednesday, 9 November
Temporary counter for trading in board lots of 2,000 KWCM Shares (in the form of existing share certificates) opens	9:30 a.m. on Wednesday, 9 November
Parallel trading (in the form of new share certificates and existing share certificates) commences	9:30 a.m. on Wednesday, 9 November
Temporary counter for trading in board lots of 2,000 KWCM Shares (in the form of existing share certificates) closes	4:00 p.m. on Wednesday, 30 November

Parallel trading (in the form of new share certificates
and existing shares certificates) ends . . . . 4:00 p.m. on Wednesday, 30 November

Last day for free exchange of existing share certificates
in board lots of 2,000 KWCM Shares for new share certificates
in board lots of 1,000 KWCM Shares . . . . Wednesday, 7 December

Further announcement will be made by the Company if there is any change to the expected timetable.

GENERAL MANDATES TO ISSUE AND ALLOT SHARES AND TO REPURCHASE SHARES

At the 2005 annual general meeting of KWCM held on 28 April 2005, ordinary resolutions were passed in relation to the granting of general mandates to the KWCM Directors to: (i) issue and allot KWCM Shares not exceeding 20% of the issued share capital of KWCM as at that date and (ii) repurchase KWCM Shares not exceeding 10% of the issued share capital of KWCM as at that date. There were in issue 1,297,191,563 KWCM Shares at the date of the 2005 annual general meeting. Accordingly, pursuant to the mandates granted at the 2005 annual general meeting, the KWCM Board may issue up to 259,438,312 KWCM Shares and repurchase up to 129,719,156 KWCM Shares. As at the Latest Practicable Date, the Company has not issued nor has it repurchased any KWCM Shares under such mandates and the Company has not refreshed any of such mandates since the 2005 annual general meeting. However, the effectiveness of the existing mandates has been significantly reduced in terms of the percentage of shares that can be issued, allotted and repurchased following the issue of the 1,840,519,798 Consideration KWCM Shares, the 146,000,000 KWCM Shares pursuant to the top-up placement announced on 21 April 2005 (completed on 4 May 2005) and 6,492,000 KWCM Shares following exercise of certain KWCM employee options. As at the Latest Practicable Date, the authorised share capital of the Company is HK$688,800,000 comprising of 6,888,000,000 KWCM Shares and 3,290,203,361 KWCM Shares are in issue.

The purpose of this circular is to provide KWCM Shareholders with notice of the EGM at which resolutions will be proposed for, amongst other things, approving the New Issue Mandate. This circular also contains the advice of the IFA which has been retained as independent financial adviser to advise the KWCM Independent Board Committee and the KWCM Independent Shareholders in relation to the New Issue Mandate, and the recommendations of the KWCM Independent Board Committee which has been formed to advise the KWCM Independent Shareholders on the New Issue Mandate.

The KWCM Directors believe that the New Issue Mandate, if passed, will increase the flexibility of the KWCM Board in managing KWCM's capital base and in particular will enable the Company to have the financial flexibility for raising additional capital for the continued development of its planned casinos business and/or further business opportunities that may arise in the future. The KWCM Directors also believe that the New Repurchase Mandate, if passed, will, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets value of KWCM and/or earnings per KWCM Share in the event that the Company exercises the New Repurchase Mandate and repurchases KWCM Shares on the Stock Exchange. Accordingly, there is now proposed new general mandates to: (i) repurchase KWCM Shares representing up to 10% of the issued share capital of KWCM on the date of passing of such resolution and (ii) issue and allot KWCM Shares representing up to 20% of the issued share capital of KWCM on the date of passing

such resolutions and the shares repurchased under the New Repurchase Mandate. The New Repurchase Mandate and the New Issue Mandate are respectively set out as Resolutions Nos. 1 and 2 in the notice of the EGM. If granted, the New Issue Mandate and the New Repurchase Mandate will entitle the KWCM Board to issue and allot up to 658,040,672 new KWCM Shares and repurchase up to 329,020,336 KWCM Shares (assuming no KWCM Shares are issued or repurchased between the Latest Practicable Date and the date of the EGM).

If granted, the New Issue Mandate and the New Repurchase Mandate will be valid from the time of passing of the relevant resolution at the EGM until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under the relevant resolution by an ordinary resolution of the shareholders of the Company in general meeting.

The KWCM Directors have no immediate plans for KWCM to repurchase any KWCM Shares or to issue any KWCM Shares under the New Issue Mandate.

An explanatory statement containing the particulars required by the Listing Rules to enable the KWCM Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the EGM in relation to the New Repurchase Mandate is set out in Appendix 1 to this circular.

Save for the top-up placement announced on 21 April 2005 and completed on 4 May 2005 (in which 146,000,000 KWCM Shares were issued to independent investors pursuant to the general mandate granted to the KWCM Directors at the 2004 Annual General Meeting of KWCM held on 31 May 2004, raising cash proceeds of approximately HK$1,137 million for the Company towards partial satisfaction of the purchase price of Galaxy), the Company has no fund raising exercise during the past 12 months preceding the date of the circular.

In compliance with Rule 13.36(4)(a) of the Listing Rules, only the KWCM Independent Shareholders will be permitted to vote on the resolution to approve the New Issue Mandate, and such voting will be by poll.

POTENTIAL DILUTION EFFECT TO THE KWCM SHAREHOLDERS

Set out below is a table depicting the shareholding structure of the Company as at the Latest Practicable Date, and for illustrative purpose, the effect to the shareholdings of the Company assuming the full utilization of the New Issue Mandate:

	Number of issued KWCM Shares as at the Latest Practicable Date		Number of issued KWCM Shares after the full utilisation of the New Issue Mandate	
	No. of KWCM Shares	*%*	*No. of KWCM Shares*	*%*
KWIH	852,775,351	25.92	852,775,351	21.60
The Trusts (including City Lion Profits Corp.) *(Note 1)*, Dr. Lui and his spouse	1,250,830,025	38.02	1,250,830,025	31.68
Lui Family members (other than Dr. Lui and his spouse)	277,758,695	8.44	277,758,695	7.03
Directors of KWCM (other than Lui Family members) *(Note 2)*	2,537,810	0.08	2,537,810	0.06
Directors of KWIH only (other than Lui Family members) *(Note 2)*	65,306	0.00	65,306	0.00
Mr. Pedro Ho *(Note 3)* through Future Leader Management Limited	82,250,410	2.50	82,250,410	2.08
Brightwealth Investments Limited *(Note 4)*	325,615,622	9.90	325,615,622	8.25
Maximum number of KWCM Shares to be issued under the New Issue Mandate	—	—	658,040,672	16.67
Public KWCM Shareholders	498,370,142	15.15	498,370,142	12.62
Total	3,290,203,361	100.0	3,948,244,033	100.0

Notes:

1. City Lion Profits Corp., a company incorporated in the British Virgin Islands on 13 October 2004 and wholly-owned by the Principal Trust.

2. Mr. William Lo Chi Chung and Dr. Charles Cheung Wai Bun are both directors of KWCM and of KWIH and own KWCM Shares. Their interests are classified only in "Directors of KWCM (other than Lui Family members)".

3. Mr. Pedro Ho, being a director and a shareholder of Galaxy, is a connected person of KWCM.

4. KWCM Shares owned by Brightwealth Investments Limited ("**Brightwealth**"), which is a KWCM Independent Shareholder and an independent third party in respect of KWIH, amount to less than 10% of the outstanding KWCM Shares and, as such, are part of the public float of KWCM. If and when the Brightwealth options are exercised in full, the 325,615,622 KWCM Shares now owned by Brightwealth will be owned by Kentlake *(Note 5)* and Top Notch *(Note 6)*. 231,615,731 KWCM Shares will then be owned by Top Notch, and Mr. Francis Lui will have a notifiable interest in them under the SFO. 93,999,891 KWCM Shares will then be owned by Kentlake, and both Mr. Francis Lui and Mr. Pedro Ho will have notifiable interests in them under the SFO. The KWCM Shares which will be owned by Kentlake and Top Notch will no longer count toward the public float of KWCM. If the Brightwealth options are exercised at a time when there are insufficient KWCM Shares in public hands it will constitute a breach of Rule 13.32 of the Listing Rules and trading in the KWCM Shares may have to be suspended accordingly until KWCM takes appropriate steps to restore its public float.

5. Kentlake International Investments Limited, a company incorporated in the British Virgin Islands on 2 May 2003 and controlled by Mr. Francis Lui and in which Mr. Pedro Ho has a 35% interest.

6. Top Notch Opportunities Limited, a company incorporated in the British Virgin Islands on 15 March 2002 and controlled by Mr. Francis Lui.

The KWCM Directors will seek to take appropriate steps to ensure that the public float of KWCM will not be less than 25% upon issuance of any KWCM Shares under the New Issue Mandate. No KWCM Shares will be issued under the New Issue Mandate if as a result of which the public float of KWCM will be less then 25%.

INDEPENDENT BOARD COMMITTEE

The KWCM Independent Board Committee, comprising of Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam, has been constituted to make recommendations to the KWCM Independent Shareholders in relation to the New Issue Mandate.

INDEPENDENT FINANCIAL ADVISER

Commerzbank AG (Hong Kong branch) has been appointed as the independent financial adviser to advise the KWCM Independent Board Committee and the KWCM Independent Shareholders regarding the New Issue Mandate.

EGM

A notice convening the EGM to be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong at 3:00 p.m. on 12 October 2005 is set out on pages 23 to 26 of this circular. Amongst other things, a special

resolution will be proposed at that meeting to change the name of the Company and ordinary resolutions will be proposed to grant the New Repurchase Mandate and the New Issue Mandate. As said, the New Issue Mandate will be voted on by poll.

Whether or not KWCM Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy accompanying this circular in accordance with the instructions printed thereon to the registered office of KWCM in Hong Kong at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong as soon as possible, and in any event not less than 48 hours before the time appointed for the holding of the meeting. Return of the form of proxy will not preclude KWCM Shareholders from attending and voting in person at the EGM or any adjournment thereof should they so wish.

KWIH, the Trusts, Dr. Lui and his spouse, and their respective associates together hold in aggregate and control or are entitled to exercise control over 2,103,605,376 KWCM Shares, representing approximately 63.94% of the voting rights in KWCM and will abstain from voting in favour at the EGM on the resolution to approve the New Issue Mandate. To the best of the KWCM Directors' knowledge, information and belief (having made all reasonable enquiries), there is no voting trust or other agreement or arrangement or understanding (other than an outright sale) entered into by or binding upon such shareholders, nor is there any obligation or entitlement of any such shareholders as at the Latest Practicable Date, whereby he/it has or may have temporarily or permanently passed control over the exercise of the voting rights in respect of his/its KWCM Shares to a third party, either generally or on a case-by-case basis.

PROCEDURE FOR DEMANDING A POLL

The procedure by which KWCM Shareholders may demand a poll pursuant to the constitutional documents of KWCM is set out in Article 75 of the Articles as follows:

"75. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded:

(i) by the Chairman of the meeting; or

(ii) by at least three members present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy for the time being entitled to vote at the meeting; or

(iii) by any member or members present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(iv) by a member or members present in person (or, in the case of a member being a corporation, by its duly authorized representative) or by proxy and holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded and not withdrawn, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution."

RECOMMENDATION

The KWCM Directors consider that the change of name, the change in the board lot size and the New Repurchase Mandate are in the interest of the Company and its shareholders as a whole.

The executive directors of KWCM also consider that the New Issue Mandate is fair and reasonable and is in the interests of KWCM and its shareholders as a whole. The KWCM Independent Board Committee concurs.

Your attention is drawn to the recommendation of the KWCM Independent Board Committee (set out on page 12 of this circular) and the advice of the IFA (set out on pages 13 to 18 of this circular) regarding the New Issue Mandate.

Accordingly, the KWCM Directors recommend the holders of KWCM Shares to vote in favour of all the resolutions to be proposed at the EGM.

FURTHER INFORMATION

Your attention is drawn to the information set out elsewhere in this circular and in the appendices to it.

Yours faithfully
DR. LUI CHE WOO
Chairman

The following is the text of a letter from the KWCM Independent Board Committee setting out its recommendation to the KWCM Independent Shareholders in relation to the New Issue Mandate.

16 September 2005

To the KWCM Independent Shareholders,
K. Wah Construction Materials Limited

Dear Sir or Madam,

REFRESHMENT OF GENERAL MANDATE TO ALLOT AND ISSUE SHARES

We have been appointed as members of the KWCM Independent Board Committee to advise you in connection with the New Issue Mandate, details of which are set out in the letter from the KWCM Board in a circular dated 16 September 2005 issued by the Company to the KWCM Shareholders (the "Circular"), of which this letter forms a part. The terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

Your attention is drawn to the letter from the IFA concerning its advice to us regarding the New Issue Mandate as set out on pages 13 to 18 of the Circular.

Having considered the advice given by the IFA and the principal factors and reasons taken into consideration by them in arriving at its advice, we are of the opinion that the New Issue Mandate is in the best interests of the Company and its Shareholders as a whole, and is fair and reasonable so far as the KWCM Independent Shareholders are concerned. Accordingly, we recommend the KWCM Independent Shareholders to vote in favour of the ordinary resolution in relation to the New Issue Mandate to be proposed at the EGM.

Yours faithfully,
By order of the board of
KWCM Independent Board Committee
Dr. Charles Cheung Wai Bun, James Ross Ancell and Dr. William Yip Shue Lam
Independent non-executive Directors



COMMERZBANK

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

16 September 2005

To the KWCM Independent Board Committee and the KWCM Independent Shareholders

Dear Sirs

PROPOSED REFRESHMENT OF THE GENERAL MANDATE TO ISSUE KWCM SHARES

INTRODUCTION

We refer to our appointment to advise the KWCM Independent Board Committee and the KWCM Independent Shareholders with regard to the proposed refreshment of the general mandate to issue and allot KWCM Shares (the "**New Issue Mandate**"). The terms used in this letter shall have the same meaning as those defined in the circular from KWCM to the KWCM Shareholders dated 16 September 2005 (the "**Circular**") unless the context otherwise specifies.

As stated in the letter from the board (the "**Letter from the KWCM Board**"), the Company has 3,290,203,361 KWCM Shares in issue as at the Latest Practicable Date. On 22 July 2005, the Company has completed the Acquisition, upon which, the Company, amongst other things, issued the Consideration KWCM Shares. As a result, the issued share capital of KWCM increased from 1,445,293,563 to 3,285,813,361 upon the issuance of the Consideration KWCM Shares on 22 July 2005 and KWCM has since (during the period from the Completion to the Latest Practicable Date) issued a further 4,390,000 KWCM Shares following exercise of certain Employee Options. As the issued share capital of the Company has increased significantly, the effectiveness of the existing general mandate (which was approved at the 2005 Annual General Meeting of KWCM held on 28 April 2005) has been significantly reduced. As such, the KWCM Board proposed to seek the approval of the KWCM Independent Shareholders to refresh the New Issue Mandate at the EGM.

We have been appointed by the KWCM Independent Board Committee to advise them and the KWCM Independent Shareholders as to whether the New Issue Mandate is fair and reasonable in so far as the KWCM Independent Shareholders are concerned, is in the interest of the Company and its Shareholders as a whole, and to give our opinion in relation to the New Issue Mandate for the KWCM Independent Board Committee's consideration in making their recommendation to the KWCM Independent Shareholders as to how to vote on the resolution to be proposed at the EGM to approve the refreshment of the New Issue Mandate.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company. We have assumed that all information, opinions and representations contained or referred to in the Circular are true, complete and accurate in all material respects and we have relied on the same. Also, we have relied on the representations of the management of the Company that having made all due enquiries and careful consideration, and to the best of their knowledge and belief, there is no other fact not contained in the Circular, the omission of which would make any statement contained in the Circular, including this letter, misleading. We have also assumed that all information and statements and representations made or referred to in the Circular, which have been provided to us by the Company, and for which they are wholly responsible, were true, complete and accurate in all material respects at the time they were made and continue to be so at the date of despatch of the Circular.

We have taken reasonable steps and have performed sufficient works in compliance with Rule 13.80 of the Listing Rules (including the notes thereto). We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances which would render the information supplied by the Company, and the representations made to us untrue, inaccurate or misleading or omitting a material fact. We have not, however, carried out any independent verification of the information provided by the Company, nor have we conducted any independent in-depth investigation into the business and affairs of the KWCM Group.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In formulating our recommendation, we have taken into consideration the following principal factors and reasons:

1. Background to and reasons for the New Issue Mandate

As set out in the Joint Circular, the Company has expanded into the Macau gaming business through the acquisition of Galaxy, which holds one of the only three gaming concessions awarded by the Macau government to operate casinos in Macau. Apart from gaming facilities, the Company intends to provide amenities and services such as food and beverage, leisure, entertainment and shopping outlets into its hotel and resort properties.

The existing general mandate to issue and allot KWCM Shares was approved by ordinary resolution at the 2005 Annual General Meeting of the Company held on 28 April 2005, which was based on 1,297,191,563 KWCM Shares then in issue. On 19 July 2005, the KWCM Independent Shareholders have duly approved the acquisition of Galaxy, in which 1,840,519,798 KWCM Shares were issued and allotted by the Company to the vendors, representing approximately 56.01% of the then enlarged issued share capital of the Company at Completion. Upon Completion, the Company has 3,285,813,361 KWCM Shares in issue, which has increased approximately 227% of the then issued share capital of the Company before the Completion.

Save for the top-up placement announced on 21 April 2005 (in which 146,000,000 KWCM Shares were issued to KWCM Independent Shareholders, raising a cash proceeds of approximately HK$1,137 million for the Company towards partial satisfaction of the purchase price of Galaxy), the Company has no fund raising exercise during the past 12 months preceding the date of the Circular.

Pursuant to Rule 13.36(4) of the Listing Rules, an ordinary resolution will be required and proposed at a general meeting of the Company to obtain approval from the KWCM Independent Shareholders if KWCM would want to refresh the number of KWCM Shares which the KWCM Board may be allowed to issue and allot under the existing general mandate before the next annual general meeting, so that the KWCM Directors will be entitled to exercise the powers to allot and issue new KWCM Shares not exceeding 20% of the aggregate nominal amount of the issued share capital of the Company as at the date of the EGM.

2. Financial flexibility

The existing general mandate to issue KWCM Shares allows the Company to issue up to approximately 259,438,312 KWCM Shares (based on 20% of the then existing issued share capital of 1,297,191,563 KWCM Shares as at the date of the 2005 Annual General Meeting), which represents approximately 7.89% of the existing issued share capital of the Company. We understand from the KWCM Directors that the existing general mandate has not been utilised at all. In order to enable the Company to have the financial flexibility for raising additional capital for the continued development of its planned casinos business and/or further business opportunities that may arise in the future, the KWCM Board proposes to seek the approval of the KWCM Independent Shareholders to, based on the increased issued share capital of the Company of 3,290,203,361 KWCM Shares, refresh the New Issue Mandate at the EGM.

As set out in the Joint Circular, the Company has expanded into the Macau gaming market. Apart from the Galaxy casino at the Waldo Hotel, which is currently in operation, the Company's other casino projects such as the Galaxy casinos at StarWorld Hotel and the Cotai Mega Resort are currently under development and are scheduled to be opened in 2006 and 2008, respectively. We note that the estimated capital expenditure of the Galaxy's planned development is approximately HK$5,743 million, which will be financed through a combination of debt financing, equity financing and internal cashflows.

Given that (i) the issued share capital base has been substantially increased as a result of the acquisition of Galaxy; (ii) the planned development of the KWCM Group's casino's projects from now to 2009; (iii) the magnitude of the funding requirements, which is estimated to be approximately HK$5,743 million; (iv) the flexibility needed for the purpose of fund raising exercise, which, to a large extent, will depend on the then market conditions and opportunities that may arise; and (v) the enlarged capital base of the KWCM Group, we are of the view that the New Issue Mandate is in the interests of the Company and the KWCM Shareholders as a whole.

3. Potential dilution effect to the KWCM Shareholders

We set out below a table depicting the shareholding structure of the Company as at the Latest Practicable Date, and for illustrative purpose, the effect to the shareholdings of the Company assuming the full utilization of the New Issue Mandate:

	Number of issued KWCM Shares as at the Latest Practicable Date		Number of issued KWCM Shares after the full utilisation of the New Issue Mandate	
	No. of KWCM Shares	*%*	*No. of KWCM Shares*	*%*
KWIH	852,775,351	25.92	852,775,351	21.60
The Trusts (including City Lion Profits Corp.) *(Note 1)*, Dr. Lui and his spouse	1,250,830,025	38.02	1,250,830,025	31.68
Lui Family members (other than Dr. Lui and his spouse)	277,758,695	8.44	277,758,695	7.03
Directors of KWCM (other than Lui Family members) *(Note 2)*	2,537,810	0.08	2,537,810	0.06
Directors of KWIH only (other than Lui Family members) *(Note 2)*	65,306	0.00	65,306	0.00
Pedro Ho *(Note 3)* through Future Leader Management Limited	82,250,410	2.50	82,250,410	2.08
Brightwealth Investments Limited *(Note 4)*	325,615,622	9.90	325,615,622	8.25
Maximum number of KWCM Shares to be issued under the New Issue Mandate	—	—	658,040,672	16.67
Public KWCM Shareholders	498,370,142	15.15	498,370,142	12.62
Total	3,290,203,361	100.00	3,948,244,033	100.00

Notes:

1. City Lion Profits Corp., a company incorporated in the British Virgin Islands on 13 October 2004 and wholly-owned by the Principal Trust.

2. Mr. William Lo Chi Chung and Dr. Charles Cheung Wai Bun are both directors of KWCM and of KWIH and own KWCM Shares. Their interests are classified only in "Directors of KWCM (other than Lui Family members)".

3. Pedro Ho, being a director and a shareholder of Galaxy, is a connected person of KWCM.

4. KWCM Shares owned by Brightwealth Investments Limited ("**Brightwealth**"), which is a KWCM Independent Shareholder and an independent third party in respect of KWIH, amount to less than 10% of the outstanding KWCM Shares and, as such, are part of the public float of KWCM. If and when the Brightwealth options are exercised in full, the 325,615,622 KWCM Shares now owned by Brightwealth will be owned by Kentlake (Note 5) and Top Notch (Note 6). 231,615,731 KWCM Shares will then be owned by Top Notch, and Francis Lui will have a notifiable interest in them under the SFO. 93,999,891 KWCM Shares will then be owned by Kentlake, and both Francis Lui and Pedro Ho will have notifiable interests in them under the SFO. The KWCM Shares which will be owned by Kentlake and Top Notch will no longer count toward the public float of KWCM. If the Brightwealth options are exercised at a time when there are insufficient KWCM Shares in public hands it will constitute a breach of Rule 13.32 of the Listing Rules and trading in the KWCM Shares may have to be suspended accordingly until KWCM takes appropriate steps to restore its public float.

5. Kentlake International Investments Limited, a company incorporated in the British Virgin Islands on 2 May 2003 and controlled by Francis Lui and in which Pedro Ho has a 35% interest.

6. Top Notch Opportunities Limited, a company incorporated in the British Virgin Islands on 15 March 2002 and controlled by Francis Lui.

Assuming the full utilization of the New Issue Mandate, 658,040,672 new KWCM Shares will be issued, representing 20% of the issued share capital of the Company as at the Latest Practicable Date and approximately 16.67% of the issued share capital of the Company as enlarged by the KWCM Shares issued under the New Issue Mandate, respectively. Assuming (i) no KWCM Shares will be issued and/or repurchased by the Company between the Latest Practicable Date and the date of the EGM; (ii) the Brightwealth options will not be exercised between the Latest Practicable Date and the date of the EGM; and (iii) none of the KWCM Shares pursuant to the New Issue Mandate are allotted to the existing public KWCM Shareholders, the aggregate shareholding of the public KWCM Shareholders will decrease from approximately 25.05% to approximately 20.88% upon full utilization of the New Issue Mandate (as refreshed). The existing public KWCM Shareholders will have a potential maximum decrease in shareholding of approximately 16.67% following the full utilization of the New Issue Mandate. Accordingly, the KWCM Directors will take appropriate steps to ensure that the public float of KWCM will not be less than 25% upon issuance of any KWCM Shares under the New Issue Mandate. In addition, assuming adopting the earnings of the KWCM Group as at 31 December 2004, the increase of KWCM Shares pursuant to the New Issue Mandate will decrease the net asset value and earnings per KWCM Share accordingly.

Taking into account that the refreshment under the New Issue Mandate (i) will provide financial flexibility to the Company given the expansionary stage of the KWCM Group; (ii) the magnitude of the funding requirement and the ability to raise capital within a short period of

time if and when any equity financing is appropriate and available; and (iii) the fact that the shareholdings of all KWCM Shareholders will be diluted proportionally to their respective shareholdings upon any utilization of the New Issue Mandate, we consider such potential dilution to the shareholding of the KWCM Independent Shareholders to be fair and reasonable.

CONCLUSION

KWCM Shareholders should note that the existing general mandate will be revoked upon approval at the EGM in connection with the refreshment of the New Issue Mandate, and the New Issue Mandate will continue to be in force until the earliest of (i) the conclusion of the Company's next annual general meeting following the passing of this resolution; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the Companies Ordinance; or (iii) the revocation or variation of the authority given under the relevant resolution to be proposed by ordinary resolution of the KWCM Shareholders in general meeting.

RECOMMENDATION

Having considered all factors referred to above, we are of the view that the refreshment of the New Issue Mandate is fair and reasonable, and is in the interests of the Company and the KWCM Shareholders as a whole. Accordingly, we recommend the KWCM Independent Shareholders and the KWCM Independent Board Committee to advise the KWCM Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the refreshment of the New Issue Mandate.

Yours faithfully,
For and on behalf of
Commerzbank AG Hong Kong Branch

Harald W.A. Vogt	**Helen Ho**
General Manager	*Head of Corporate Finance — M&A Advisory*

The purpose of this Appendix I is to provide KWCM Shareholders with information regarding a resolution to be proposed at the EGM relating to the granting to the KWCM Directors of a general mandate for the repurchase of KWCM Shares representing up to 10% of KWCM's issued share capital as at the date of passing of such resolution. This Appendix I contains the particulars that are required by the Listing Rules to be included in an explanatory statement to enable the KWCM Shareholders to make an informed view on whether to vote for or against the resolution to be proposed at the EGM in relation to the New Repurchase Mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of KWCM comprised 3,290,203,361 KWCM Shares. As at the same date, there were outstanding Employee Options entitling the holders to subscribe for 13,134,000 KWCM Shares.

Subject to the passing of the resolution granting the proposed mandate to repurchase KWCM Shares and on the basis that no other KWCM Shares are issued (whether generally or pursuant to the exercise of the outstanding Employee Options), or repurchased, before the EGM, KWCM will be allowed to repurchase a maximum of 329,020,336 KWCM Shares during the Relevant Period.

REASONS FOR REPURCHASES

The KWCM Directors believe that it is in the best interests of the Company and the KWCM Shareholders to seek a general authority from the KWCM Shareholders to enable the Company to repurchase KWCM Shares on the Stock Exchange. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net assets value of KWCM and/or earnings per KWCM Share and will only be made when the KWCM Directors believe that such a repurchase will benefit KWCM and the KWCM Shareholders.

The KWCM Directors have no present intention to repurchase any KWCM Shares and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of KWCM and in circumstances where they consider that the KWCM Shares can be repurchased on terms favorable to KWCM. On the basis of the consolidated financial position of KWCM as at 31 December 2004 (being the date to which the latest published audited accounts of KWCM were made up) and as updated by the Joint Circular, the KWCM Directors consider that were the general mandate to repurchase KWCM Shares to be exercised in full at the currently prevailing market value, there might be a material adverse impact on the working capital position and gearing position of the Company. The KWCM Directors do not propose to exercise the mandate to repurchase KWCM Shares to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements or the gearing level of the Company as compared with the position as disclosed in the latest published audited financial statements and as updated in the Joint Circular.

FUNDING OF REPURCHASES

Repurchases made pursuant to the proposed mandate to repurchase KWCM Shares would be funded out of funds legally available for the purpose in accordance with the Articles and the Companies Ordinance.

EFFECT OF THE TAKEOVERS CODE

As at the Latest Practicable Date, KWIH, through its wholly owned subsidiary, was indirectly interested in 852,775,351 KWCM Shares representing approximately 25.92% of the share capital of KWCM in issue. The Trusts, Dr. Lui and his spouse, sons and daughters of Dr. Lui, and respective associates and companies controlled by them, were interested in 1,528,588,720 KWCM Shares representing approximately 46.46% of the share capital of KWCM. Based on the above shareholding interests, in the event that the power to repurchase KWCM Shares pursuant to the proposed mandate is exercised in full, and taking no account of the exercise of outstanding Employee Options, the aggregate interests of KWIH, the Trusts, Dr. Lui and his spouse, and Dr. Lui's sons and daughters would be increased to approximately 80.42% of the issued share capital of KWCM and the KWCM Shares held by the public will fall below 25% of the total number of KWCM Shares in issue.

If as a result of a repurchase of KWCM Shares, a KWCM Shareholder's proportionate interest in the voting rights of KWCM increases, such increase will be treated as an acquisition for the purposes of Rule 32 of the Takeovers Code and Rule 6 of the Repurchase Code. Accordingly, if a KWCM Shareholder, or a group of KWCM Shareholders acting in concert, depending on the level of increase of the KWCM Shareholders' interest, could obtain or consolidate control of KWCM, that KWCM Shareholder or group of KWCM Shareholders acting in concert would become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. The KWCM Directors are not aware of any other consequence that would give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code. The KWCM Directors have no present intention to exercise the New Repurchase Mandate that will result in the number of the KWCM Shares held by the public being reduced to less than 25% or to exercise it in such a way as will result in an obligation to make a mandatory offer under Rule 26 of the Takeovers Code.

SHARE PRICES

The following table shows the highest and lowest prices at which the KWCM Shares have been traded on the Stock Exchange in each of the past twelve months preceding the Latest Practicable Date:

	Highest *(HK$)*	**Lowest** *(HK$)*
2005		
— September up to the Latest Practicable Date	6.150	5.600
— August	6.150	5.100
— July	5.750	4.475
— June	6.350	5.500
— May	7.600	5.300
— April	11.000	6.450
— March	8.550	7.350
— February	8.700	5.900
— January	9.450	3.800

	Highest (HK$)	Lowest (HK$)
2004		
— December	6.050	2.750
— November	3.550	2.475
— October	2.675	1.180
— September	1.360	0.690

REPURCHASE OF KWCM SHARES

KWCM has not purchased any KWCM Shares (whether on the Stock Exchange or otherwise) in the six months preceding the date of this circular.

GENERAL

To the best of their knowledge and having made all reasonable enquiries, none of the KWCM Directors, nor any of their associates currently intends to sell KWCM Shares to KWCM or its subsidiaries.

No connected persons of KWCM, as defined in the Listing Rules, have notified KWCM that they have a present intention to sell KWCM Shares to KWCM, or have undertaken not to do so in the event that KWCM is authorized to make repurchases of the KWCM Shares.

The KWCM Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the New Repurchase Mandate to repurchase KWCM Shares in accordance with the Listing Rules and the applicable laws of Hong Kong.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to KWCM. The KWCM Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement in this circular misleading.

SHARE CAPITAL

The authorized and issued share capital of KWCM as at the Latest Practicable Date are as follows:

	Number of KWCM Shares	*HK$*
Authorized	6,888,000,000	688,800,000.00
Issued	3,290,203,361	329,020,336.10

MISCELLANEOUS

The English text of this circular prevails over the Chinese text.



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of K. Wah Construction Materials Limited will be held at Picasso Room, Basement 1, InterContinental Grand Stanford Hong Kong, 70 Mody Road, Tsim Sha Tsui East, Kowloon, Hong Kong at 3:00 p.m. on Wednesday, 12 October 2005 for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed as ordinary resolutions with or without amendment (in the case of resolutions 1 to 3) and as a special resolution in the case of resolution 4:

ORDINARY RESOLUTIONS

1. "**THAT:**

(a) the general mandate granted to the Directors of the Company to exercise the powers of the Company to purchase shares in the capital of the Company as approved by the shareholders of the Company pursuant to an ordinary resolution passed at the annual general meeting of the Company held on 28 April 2005 be and is hereby revoked (without prejudice to any valid exercise of such general mandate prior to the passing of this resolution);

(b) subject to paragraph (c), the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to purchase shares in the capital of the Company be and is hereby generally and unconditionally approved;

(c) the aggregate nominal amount of shares of the Company to be purchased pursuant to the approval in paragraph (b) shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of passing this Resolution and the said approval shall be limited accordingly.

(d) for the purpose of this resolution, "Relevant Period" means the period from the time of passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting."

2. **"THAT:**

(a) the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with additional shares in the capital of the Company as approved by the shareholders of the Company pursuant to an ordinary resolution passed at the annual general meeting of the Company held on 28 April 2005 be and is hereby revoked (without prejudice to any valid exercise of such general mandate prior to the passing of this resolution);

(b) subject to paragraph (c), the exercise by the Directors of the Company during the Relevant Period of all the powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers either during or after the Relevant Period be and is hereby generally and unconditionally approved;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (b), otherwise than pursuant to:

(i) a Rights Issue;

(ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company;

(iii) the exercise of any option under the Company's share option schemes or similar arrangement for the time being adopted by the Company in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the grant or issue of shares or rights to acquire shares of the Company; or

(iv) any scrip dividend or similar arrangement providing for the allotment of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the Articles of Association of the Company,

shall not exceed the aggregate of: (aa) 20% of the aggregate nominal amount of the issued share capital of the Company on the date of the passing of this resolution; (bb) (if the directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the nominal amount of share capital of the Company repurchased by the Company subsequent to the passing of this Resolution (up to a maximum equivalent to 10% of the share capital of the Company in issue at the date of passing this Resolution), and this approval shall be limited accordingly, and

(d) for the purposes of this resolution:

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares of the Company on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in any territory outside Hong Kong); and

"Relevant Period" means the period from the time of passing of this resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Companies Ordinance to be held; or

(iii) the revocation or variation of the authority given under this resolution by an ordinary resolution of the shareholders of the Company in general meeting".

3. "**THAT** conditional upon the passing of the resolutions numbered 1 and 2 in the notice convening this meeting, the general mandate granted to the Directors of the Company to exercise the powers of the Company to allot, issue and deal with shares pursuant to the resolution numbered 2 be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to the resolution numbered 1, provided that such amount shall not exceed 10% of the aggregate nominal amount of the issued share capital of the Company at the date of the passing of this resolution."

SPECIAL RESOLUTION

4. "**THAT** the name of the Company be changed to "**GALAXY ENTERTAINMENT GROUP LIMITED 銀河娛樂集團有限公司**"."

By Order of the Board
K. Wah Construction Materials Limited
Kitty Chan Lai Kit
Secretary

Dated 16 September 2005

Registered Office:
29th Floor, K. Wah Centre
191 Java Road
North Point
Hong Kong

Notes:

1. A form of proxy to be used for the meeting is enclosed. Completion and return of the form of proxy will not preclude a member of the Company from attending and voting in person at the meeting convened or any adjournment thereof and, in such event, the authority of the proxy will be deemed to be revoked.

2. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint another person as his proxy to attend and (on a poll) vote on his behalf. On a poll votes may be given either personally or by proxy. A proxy need not be a member of the Company. A member may appoint more than one proxy to attend on the same occasion.

3. The instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorized in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized.

4. To be valid, the instrument appointing a proxy and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power or authority shall be deposited at the registered office of the Company at 29th Floor, K. Wah Centre, 191 Java Road, North Point, Hong Kong not less than 48 hours before the time for holding the meeting and in default the instrument of proxy shall not be treated as valid.

5. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders be present at any meeting personally or by proxy, that one of the said persons so present whose name stands first on the register in respect of such share shall alone be entitled to vote in respect thereof. Several executors or administrators of a deceased member in whose name any share stands shall for this purpose be deemed joint holders thereof.

6. Resolution numbered 2 will be voted on by way of poll.

7. At the date of this notice, the executive directors of the Company are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu. The non-executive director is Mr. Moses Cheng Mo Chi, and the independent non-executive directors are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.


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本通函僅供參考之用，並非收購、購買或認購股份或其他證券的邀請或要約。

閣下如對本通函任何內容或應採取的行動**有任何疑問**，應諮詢　閣下的股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下的嘉華建材有限公司股份，應立即將本通函及隨附有關代表委任表格送交予買主或承讓人，或經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司及香港中央結算有限公司對本通函的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部分內容而產生或因依賴該等內容而引致的任何損失承擔任何責任。



K. WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材有限公司

（於香港註冊成立之有限公司）

（股份代號：27）

更改名稱、更改每手買賣單位及更新發行及購回股份的一般授權

嘉華建材有限公司獨立董事委員會及獨立股東
的獨立財務顧問

COMMERZBANK

嘉華建材獨立董事委員會函件載於本通函第12頁，而嘉華建材獨立董事委員會及嘉華建材獨立股東的獨立財務顧問德國商業銀行（香港分行）函件則載於本通函第13至第18頁。

股東特別大會謹定於二零零五年十月十二日（星期三）下午三時正，假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳舉行，召開大會的通告載於本通函第23至第26頁。

不論　閣下能否出席股東特別大會，務須按隨附代表委任表格上印列的指示填妥表格，並盡快（惟無論如何不遲於股東特別大會指定舉行時間48小時前）交回嘉華建材的註冊辦事處，地址為香港北角渣華道191號嘉華國際中心29樓。股東填妥及交回代表委任表格後，屆時仍可按意願親身出席股東特別大會或其任何續會，並於會上投票。

二零零五年九月十六日

目 錄

頁次

釋義 1

嘉華建材董事會函件 3

嘉華建材獨立董事委員會函件 12

獨立財務顧問函件 13

附錄

一. 說明函件 19

二. 有關嘉華建材的一般資料 22

股東特別大會通告 23

於本通函內，除非文義另有所指外，以下詞彙具有以下涵義：

「收購事項」	指	根據聯合通函所披露於二零零五年三月十四日訂立的收購協議，嘉華建材收購銀河的838,719股銀河B股（相當於銀河的88.1%有投票權股份（附有97.9%經濟權益）），收購事項已於二零零五年七月二十二日完成；
「公司細則」	指	嘉華建材的組織章程細則；
「聯繫人」	指	按上市規則所賦予的涵義；
「公司條例」	指	香港法例第32章公司條例；
「完成」	指	收購事項的完成；
「嘉華建材代價股份」	指	嘉華建材於完成時已發行合共1,840,519,798股新嘉華建材股份，作為收購事項的部分代價；
「呂博士」	指	呂志和博士，為嘉華國際、嘉華建材及銀河的董事；
「股東特別大會」	指	嘉華建材謹定於二零零五年十月十二日召開的股東特別大會，藉以批准新購回授權、更改名稱及發行新股授權，有關通告載於本通函第23至26頁
「僱員認股權」	指	於最後實際可行日期，根據嘉華建材分別於一九九六年九月十日及二零零二年五月三十日採納的僱員認股權計劃授出而尚未行使的認股權，以供認購合共13,134,000股嘉華建材股份，嘉華建材股份每股行使價介乎港幣0.514元至港幣0.5333元之間；
「銀河」	指	銀河娛樂場股份有限公司，本公司附屬公司並於二零零一年十一月三十日註冊成立，在澳門根據澳門法例組成，其註冊辦事處位於澳門南灣大馬路409號中國法律大廈25樓；
「香港」及「港幣」分別	指	中華人民共和國香港特別行政區以及香港法定貨幣港幣；
「獨立財務顧問」	指	德國商業銀行（香港分行），為已向香港金融管理局註冊的認可財務機構，獲准進行第1、第4及第6類受規管活動（已載於證券及期貨條例附表5）；
「聯合通函」	指	嘉華建材與嘉華國際於二零零五年六月三十日向其各自的股東聯合發出的通函，以就收購事項提供若干資料；
「嘉華建材」或「本公司」	指	嘉華建材有限公司，一間於一九八七年五月十九日在香港註冊成立的有限公司，其股份於聯交所主板上市；
「嘉華建材董事會」	指	嘉華建材的董事會；

「嘉華建材董事」	指	嘉華建材的董事；
「嘉華建材集團」	指	於最後實際可行日期，嘉華建材及其附屬公司；
「嘉華建材獨立董事委員會」	指	由嘉華建材董事會成立的獨立委員會，藉以向嘉華建材獨立股東提供發行新股授權的意見；
「嘉華建材獨立股東」	指	除嘉華國際、該等信託、呂博士及彼等各自的聯繫人以外，嘉華建材股份持有人；
「嘉華建材股份」及「嘉華建材股東」	分別指	嘉華建材股本中每股面值港幣0.10元的普通股以及嘉華建材股份持有人；
「嘉華國際」	指	K. Wah International Holdings Limited（嘉華國際集團有限公司*），一間於一九八九年五月二日在百慕達註冊成立的獲豁免有限公司，其股份於聯交所主板上市，並為嘉華建材主要股東，持有本公司已發行股本的25.92%；
「最後實際可行日期」	指	二零零五年九月九日，即本通函付印前就確定其中所載若干資料而言的最後實際可行日期；
「上市規則」	指	聯交所證券上市規則；
「發行新股授權」	指	新建議的一般授權，授予嘉華建材董事以配發、發行及處理新嘉華建材股份的權力，股份總數最多達本公司於股東特別大會當日的已發行股本的20%；
「新購回授權」	指	新建議的一般授權，授予嘉華建材董事以購回嘉華建材股份的權力，股份總數最多達本公司於股東特別大會當日的已發行股本的10%；
「主要信託」及「第二信託」	分別指	根據澤西島法律成立持有嘉華建材35.27%股權的呂氏家族全權信託及持有嘉華建材0.12%股權的呂氏家族第二全權信託，而 HSBC International Trustee Limited 同時為其唯一信託人；
「購回守則」及「收購守則」	分別指	香港股份購回守則及香港公司收購及合併守則；
「證監會」及「證券及期貨條例」	分別指	香港證券及期貨事務監察委員會及香港法例第571章證券及期貨條例；
「聯交所」	指	香港聯合交易所有限公司；
「該等信託」	指	主要信託及第二信託；及
「%」	指	百分比。

本通函部分數字已經湊整，因此總計未必為100%。

* 僅供識別



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司
(於香港註冊成立之有限公司)
(股份代號：27)

執行董事：
呂志和博士，MBE，太平紳士，LLD，DSSc(主席)
呂耀東(副主席)
陳啟能(董事總經理)
徐應強(副董事總經理)
羅志聰
鄧呂慧瑜

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心
29樓

非執行董事：
張惠彬博士，太平紳士*
鄭慕智，GBS，OBE，太平紳士
顏志宏*
葉樹林博士，LLD*

* 獨立非執行董事

敬啟者：

更改名稱、更改每手買賣單位及更新發行及購回股份的一般授權

嘉華建材已於二零零五年七月二十二日完成收購事項。於完成時，嘉華建材(其中包括)發行嘉華建材代價股份，因此，嘉華建材的已發行股本由1,445,293,563股增至3,285,813,361股嘉華建材股份。

嘉華建材目前乃銀河的擁有人，銀河持有澳門政府批出三項博彩批給之一，現時於澳門經營娛樂場及招攬旅遊酒店商務等活動。有關銀河的業務及其他資料詳情，乃載於聯合通函內。

更改公司名稱

進行收購事項後，嘉華建材集團目前主要從事娛樂場及旅遊酒店業務。為了更清楚明確反映此項業務重心，嘉華建材董事會建議將本公司名稱，由「**K. Wah Construction Materials Limited 嘉華建材有限公司**」更改為「**Galaxy Entertainment Group Limited 銀河娛樂集團**

有限公司」。更改名稱建議須在股東特別大會上經嘉華建材股東通過特別決議案批准及經香港公司註冊處發出更改名稱註冊證書後，方可作實。嘉華建材將於舉行股東特別大會後，向香港公司註冊處辦理有關存檔手續。

本公司更改名稱的生效日期，將為香港公司註冊處發出更改名稱註冊證書當日，預期在舉行股東特別大會後兩星期內進行。本公司將於更改名稱生效時，另行發表公佈知會嘉華建材股東，有關嘉華建材股份於聯交所買賣的新股份簡稱，而嘉華建材股份亦將以新名稱銀河娛樂集團有限公司在聯交所進行買賣。

更改每手買賣單位

於最後實際可行日期，嘉華建材股份以每手2,000股嘉華建材股份為買賣單位在聯交所買賣。嘉華建材董事會亦建議將嘉華建材股份的每手買賣單位更改為1,000股嘉華建材股份。本公司預期更改嘉華建材股份的每手買賣單位將於二零零五年十一月九日生效。

嘉華建材董事會認為，更改每手買賣單位可以吸引更多投資者，同時擴大股東基礎，有助提高嘉華建材股份的買賣流通量。

免費換取股票及買賣安排

待更改名稱生效後，改為橙色的股票將以本公司新名稱予以發行。更改名稱一事將不會影響嘉華建材股東任何權利。所有目前印備嘉華建材現有名稱的黃色股票，將可繼續作為本公司新名稱下每股面值港幣0.10元相同數目股份之所有權憑證。該等股票將會一直有效作買賣、交收、登記及交付用途。

自二零零五年十一月九日(星期三)起(即更改每手買賣單位之生效日期)，任何新股票將以每手1,000股嘉華建材股份為買賣單位予以發行。

股東可於二零零五年十月二十六日(星期三)至二零零五年十二月七日(星期三)期間(包括首尾兩天)辦公時間內將以每手2,000股嘉華建材股份為買賣單位的現有股票遞交本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712—1716室，免費換取以每手1,000股嘉華建材股份為買賣單位的新股票。期限過後，凡遞交以每手2,000股嘉華建材股份為買賣單位的現有股票者，須就發出以每手1,000股嘉華建材股份為買賣單位的新股票或交回之原有股票(以股票數目較高者為準)每張繳交港幣2.50元(或聯交所不時指定之其他較高金額)，方獲接納換取新股票。

預期嘉華建材股份之新股票(以新名稱(倘更改正式生效)及每手1,000股嘉華建材股份的新買賣單位)可於遞交現有股票至本公司股份過戶登記處當日起十個營業日或以後，在本公司股份過戶登記處可供領取。

買賣安排

待更改每手買賣單位一事生效後，預期買賣及處理嘉華建材股份的安排擬訂如下：

自二零零五年十一月九日起，以每手2,000股為買賣單位的嘉華建材股份進行買賣的原有櫃檯將會停止買賣，原有櫃檯則作為以每手1,000股為買賣單位的嘉華建材股份進行買賣的櫃檯。此外，將會設立臨時櫃檯以原有每手2,000股為買賣單位的嘉華建材股份進行買賣。

由二零零五年十一月九日至二零零五年十一月三十日(首尾兩天包括在內)止，上述兩個櫃檯將會進行並行買賣。以每手2,000股為買賣單位的嘉華建材股份之臨時買賣櫃檯，將於二零零五年十一月三十日買賣結束後取消。

預期時間表

	二零零五年
遞交股東特別大會代表委任表格之期限	十月十日(星期一)下午三時正
召開股東特別大會以批准(其中包括)更改本公司的名稱	十月十二日(星期三)下午三時正
免費以每手2,000股嘉華建材股份為買賣單位的現有股票換領以每手1,000股嘉華建材股份為買賣單位的新股票之首日	十月二十六日(星期三)
更改每手買賣單位之生效日期	十一月九日(星期三)
現時以每手2,000股為買賣單位的嘉華建材股份之原有櫃檯停止買賣，原有櫃檯則作為以每手1,000股為買賣單位的嘉華建材股份進行買賣的櫃檯	十一月九日(星期三) 上午九時三十分
以每手2,000股為買賣單位(以現有股票買賣)的嘉華建材股份臨時櫃檯開始買賣	十一月九日(星期三) 上午九時三十分
以新股票及現有股票並行買賣開始	十一月九日(星期三) 上午九時三十分
以每手2,000股為買賣單位(以現有股票買賣)的嘉華建材股份臨時櫃檯暫停買賣	十一月三十日(星期三) 下午四時正

以新股票及現有股票並行買賣結束 .... 十一月三十日(星期三)
下午四時正

免費以每手2,000股嘉華建材股份為買賣單位的 .... 十二月七日(星期三)
現有股票換領以每手1,000股嘉華建材股份為
買賣單位的新股票之最後日期

倘預期時間表有任何更改，本公司將另行發出公佈。

發行及配發股份和購回股份的一般授權

嘉華建材於二零零五年四月二十八日舉行的二零零五年股東週年大會上通過普通決議案，內容是有關授予嘉華建材董事一般授權，以(i)發行及配發不多於截至該日嘉華建材已發行股本20%的嘉華建材股份，以及(ii)購回不多於截至該日嘉華建材已發行股本10%的嘉華建材股份。於舉行二零零五年股東週年大會當日已發行1,297,191,563股嘉華建材股份。因此，根據二零零五年股東週年大會上授出的授權，嘉華建材董事會可發行最多259,438,312股嘉華建材股份以及購回最多129,719,156股嘉華建材股份。於最後實際可行日期，本公司並無根據該等授權發行或購回任何嘉華建材股份，且本公司自舉行二零零五年股東週年大會當日以來亦無更新任何該等授權。然而，繼發行1,840,519,798股嘉華建材代價股份、根據二零零五年四月二十一日公佈並於二零零五年五月四日完成的先舊後新配售發行的146,000,000股嘉華建材股份以及根據行使若干嘉華建材僱員認股權發行6,492,000股嘉華建材股份後，已導致現有授權就可予發行、配發及購回股份的百分比方面的效力被大幅削減。於最後實際可行日期，本公司之法定股本為港幣688,800,000元，包括6,888,000,000股嘉華建材股份，其中3,290,203,361股為已發行嘉華建材股份。

本通函乃旨在向嘉華建材股東提供股東特別大會通告，會上將會提呈決議案，藉以(其中包括)批准發行新股授權。此外，本通函亦載有獨立財務顧問的意見，其已獲留任為獨立財務顧問，藉以就發行新股授權向嘉華建材獨立董事委員會及嘉華建材獨立股東提供意見，並向嘉華建材獨立董事委員會提供推薦意見。嘉華建材已成立獨立董事委員會，就發行新股授權向嘉華建材獨立股東提供意見。

嘉華建材董事相信，發行新股授權(倘獲通過)將可增加嘉華建材董事會管理嘉華建材資本基礎的靈活性，尤其增加本公司的財務靈活性，為本公司擬進行的娛樂場業務之持續發展及／或日後可能出現之業務契機籌集額外的資金。此外，嘉華建材董事相信，倘本公司行使新購回授權並於聯交所購回嘉華建材股份，新購回授權(倘獲通過)將提升嘉華建材的資產淨值及／或嘉華建材股份之每股盈利，惟須視乎當時的市況及資金安排而定。因此，本公司現擬提呈新的一般授權，藉以(i)購回最多佔該決議案通過當日嘉華建材已發行股本10%的嘉華

建材股份，以及(ii)發行及配發最多達該等決議案獲通過當日嘉華建材已發行股本20%的嘉華建材股份及按新購回授權獲購回股份數目。新購回授權及發行新股授權已分別載於召開股東特別大會通告第1及第2項決議案。倘發行新股授權及新購回授權獲授出之情況下，嘉華建材董事會有權發行及配發最多658,040,672股新嘉華建材股份並購回最多329,020,336股嘉華建材股份(假設由最後實際可行日期至股東特別大會舉行日期期間，並無發行或購回嘉華建材股份)。

倘授出發行新股授權及新購回授權，其有效期由有關決議案於股東特別大會上通過之日起直至下列三者之最早日期止之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會將予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上以普通決議案取消或修改相關決議案所載權力當日。

嘉華建材董事表明嘉華建材現時並無計劃購回任何嘉華建材股份或根據發行新股授權發行任何嘉華建材股份。

本通函附錄一收錄一份説明函件，當中載有上市規則規定的資料，讓嘉華建材股東能在知情的情況下，決定投票贊成或反對擬於股東特別大會上提呈關於新購回授權的決議案。

除二零零五年四月二十一日公佈並於二零零五年五月四日完成的先舊後新配售外(其中根據嘉華建材於二零零四年五月三十一日舉行之二零零四年股東週年大會上授予嘉華建材董事的一般授權向獨立投資者發行146,000,000股嘉華建材股份，藉以籌集一筆為數約港幣1,137,000,000元的現金所得款項，用作支付收購銀河的部份收購價)，本公司於本通函刊發日期前十二個月內並無進行任何籌集資金的活動。

為了遵守上市規則第13.36(4)(a)條之規定，只有嘉華建材獨立股東方會獲准就批准發行新股授權而提呈的決議案投票，並將以投票方式表決。

對嘉華建材股東可能造成的攤薄影響

下表所載者列示本公司於最後實際可行日期的股權架構，以及假設發行新股授權獲悉數行使時對本公司股權所造成的影響，以供說明之用：

	於最後實際可行日期已發行嘉華建材股份數目		發行新股授權獲悉數行使後的已發行嘉華建材股份數目	
	嘉華建材股份數目	%	嘉華建材股份數目	%
嘉華國際	852,775,351	25.92	852,775,351	21.60
該等信託(包括 City Lion Profits Corp.)(附註1)、呂博士及其配偶	1,250,830,025	38.02	1,250,830,025	31.68
呂氏家族成員(不包括呂博士及其配偶)	277,758,695	8.44	277,758,695	7.03
嘉華建材董事(不包括呂氏家族成員)(附註2)	2,537,810	0.08	2,537,810	0.06
純粹嘉華國際董事(不包括呂氏家族成員)(附註2)	65,306	0.00	65,306	0.00
何安全先生(附註3)(透過 Future Leader Management Limited)	82,250,410	2.50	82,250,410	2.08
Brightwealth Investments Limited(附註4)	325,615,622	9.90	325,615,622	8.25
根據發行新股授權將予發行嘉華建材股份之最高數目	—	—	658,040,672	16.67
嘉華建材公眾股東	498,370,142	15.15	498,370,142	12.62
總計	3,290,203,361	100.0	3,948,244,033	100.0

附註：

1. City Lion Profits Corp.，一間於二零零四年十月十三日在英屬處女群島註冊成立的公司，由主要信託全資擁有。

2. 羅志聰先生及張惠彬博士均出任嘉華建材及嘉華國際董事，並擁有嘉華建材股份。彼等的權益僅歸類為「嘉華建材董事(不包括呂氏家族成員)」。

3. 何安全先生，為銀河董事兼股東，並為嘉華建材的關連人士。

4. Brightwealth Investments Limited(「**Brightwealth**」)擁有嘉華建材股份，相當於已發行嘉華建材股份不足10%，因此已計入嘉華建材公眾持股量的一部分。Brightwealth 為嘉華建材獨立股東，就嘉華國際而言，Brightwealth 乃一獨立第三方。倘若 Brightwealth 認股權獲悉數行使，Brightwealth 目前擁有的325,615,622股嘉華建材股份將由 Kentlake(附註5)及 Top Notch(附註6)擁有。231,615,731股嘉華建材股份將由 Top Notch 擁有，根據證券及期貨條例，呂耀東先生將於該等股份擁有須予公佈權益。93,999,891股嘉華建材股份將由 Kentlake 擁有，根據證券及期貨條例，呂耀東先生及何安全先生將於該等股份擁有須予公佈權益，而由 Kentlake 及 Top Notch 將會擁有的嘉華建材股份將不再計入嘉華建材的公眾持股量。倘若 Brightwealth 認股權行使時嘉華建材的公眾持股量不足，則將構成違反上市規則第13.32條，而嘉華建材股份可能需相應地暫停買賣直至嘉華建材採取合適步驟以恢復其公眾持股量為止。

5. Kentlake International Investments Limited，一間於二零零三年五月二日在英屬處女群島註冊成立的公司，由呂耀東先生控制，而何安全先生擁有其35%權益。

6. Top Notch Opportunities Limited，一間於二零零二年三月十五日在英屬處女群島註冊成立的公司，由呂耀東先生控制。

根據發行新股授權發行任何嘉華建材股份後，嘉華建材董事將謀求採取合適的步驟以確保嘉華建材之公眾持股量不少於25%。倘根據發行新股授權發行嘉華建材股份，導致嘉華建材的公眾持股量少於25%，將不會根據發行新股授權發行嘉華建材股份。

獨立董事委員會

嘉華建材獨立董事委員會成員由張惠彬博士、顏志宏先生及葉樹林博士組成，彼等已獲委任就發行新股授權向嘉華建材獨立股東提供推薦意見。

獨立財務顧問

嘉華建材已委任德國商業銀行(香港分行)為獨立財務顧問，藉以就發行新股授權向嘉華建材獨立董事委員會及嘉華建材獨立股東提供意見。

股東特別大會

本公司謹定於二零零五年十月十二日下午三時正，假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳舉行股東特別大會，召開大會的通告載於本通函第23至26頁。股

東特別大會上將會提呈(其中包括)一項特別決議案以更改本公司名稱,並將提呈普通決議案以授出新購回授權以及發行新股授權。誠如上文所述,發行新股授權將以投票方式表決。

不論嘉華建材股東能否出席股東特別大會,彼等務須按隨本通函附奉的代表委任表格上印列的指示填妥表格,並盡快(惟無論如何不遲於大會指定舉行時間48小時前)交回嘉華建材的香港註冊辦事處,地址為香港北角渣華道191號嘉華國際中心29樓。嘉華建材股東填妥及交回代表委任表格後,屆時仍可按意願親身出席股東特別大會或其任何續會,並於會上投票。

嘉華國際、該等信託、呂博士及其配偶以及彼等各自的聯繫人,合共持有及共同控制或有權控制行使超過2,103,605,376股嘉華建材股份,相當於嘉華建材超過約63.94%投票權,且彼等在股東特別大會上將會就投票贊成批准發行新股授權而提呈的決議案放棄投票。據嘉華建材董事經一切合理的查詢後所知、所悉及所信,該等股東並無訂立任何股權信託或其他協議或安排或諒解(一次性無保留出售事項除外)或受其約束;及於最後實際可行日期,任何該等股東並無任何責任或權利,而據此彼等已經或可能將行使其嘉華建材股份的投票權之控制權臨時或永久(不論是全面或按逐次基準)轉讓予第三方。

要求以投票表決的程序

嘉華建材章程細則第75條載有關於嘉華建材股東可根據嘉華建材組織章程文件要求以投票表決的程序,該條的內容如下:

「第75條. 於任何股東大會上,除非下列人士要求以投票表決(於宣佈舉手表決的結果前或當時或撤回其他投票表決的要求時提出),否則提呈大會的決議案應以舉手表決的方式通過:

(i) 大會主席;或

(ii) 最少三名當時有權於大會上有權投票而親身(或倘股東為法團,由其正式授權代表)或委派代表出席的股東;或

(iii) 佔全體有權於大會上投票的股東的總投票權不少於十分之一而親身(或倘股東為法團,由其正式授權代表)或委派代表出席之一名或多名股東;或

(iv) 持有附有權利可於大會投票之股份(已繳足股款相當於該等附有權利可於大會投票的所有股份的繳足股款總額不少於十分之一)而親身(或倘股東為法團,由其正式授權代表)或委派代表出席之一名或多名股東,

除非要求且並無撤回以投票表決，否則主席宣佈以舉手方式表決一致或以大多數通過或不通過決議案並且載入本公司會議紀錄，即為決定性證明而毋須證明投票贊成或反對該決議案的數目或比率。」

推薦意見

嘉華建材董事認為，更改名稱、更改每手買賣單位及新購回授權均符合本公司及其股東的整體利益。

此外，嘉華建材執行董事亦認為，發行新股授權乃公平合理，亦符合嘉華建材及其股東的整體利益。嘉華建材獨立董事委員會的意見一致。

閣下務請留意嘉華建材獨立董事委員會的推薦意見(載於本通函第12頁)，以及獨立財務顧問就發行新股授權提供的意見(載於本通函第13至18頁)。

因此，嘉華建材董事建議嘉華建材股份持有人投票贊成擬於股東特別大會上提呈的所有決議案。

其他資料

閣下務請留意本通函其他章節及各附錄所載的資料。

此致

列位嘉華建材股東　台照

主席
呂志和博士
謹啟

二零零五年九月十六日

以下為嘉華建材獨立董事委員會就發行新股授權向嘉華建材獨立股東提供推薦意見的函件全文。

敬啟者：

更新配發及發行股份的一般授權

吾等獲委任為嘉華建材獨立董事委員會成員，就發行新股授權向　閣下提供意見，有關詳情乃載於嘉華建材於二零零五年九月十六日致嘉華建材股東的通函(「通函」)內的嘉華建材董事會函件，而本函件乃通函的一部分。除文義另有規定者外，本函件所用詞彙與通函內所界定者具有相同涵義。

謹此敦請　閣下留意獨立財務顧問就發行新股授權向吾等提供意見的函件，有關函件乃載於本通函第13至第18頁。

吾等經考慮獨立財務顧問所提供的意見，以及達致其意見所考慮的主要因素及理由後認為，發行新股授權符合本公司及其股東的整體利益，就嘉華建材獨立股東而言亦屬公平合理。因此，吾等建議嘉華建材獨立股東投票贊成擬於股東特別大會上就發行新股授權而提呈的普通決議案。

此致

嘉華建材有限公司
列位嘉華建材獨立股東　台照

承董事會命
嘉華建材獨立董事委員會
獨立非執行董事
張惠彬博士、顏志宏先生及葉樹林博士
謹啟

二零零五年九月十六日

德 國 商 業 銀 行

COMMERZBANK 

(Public Limited Company Incorporated in the Federal Republic of Germany)

HONG KONG BRANCH

G.P.O. BOX 11378
HONG KONG

21/F, The Hong Kong Club Building
3A Chater Road, Central

telephone 28429666
telex 66 400 cbk hk hx
fax 28681414
swift COBAHK HX XXX

敬啟者：

建議更新發行嘉華建材股份的
一般授權

引言

吾等獲委任就建議更新發行新股授權以發行及配發嘉華建材股份(「**發行新股授權**」)而向嘉華建材獨立董事委員會及嘉華建材獨立股東提供意見。除文義另有所指外，本函件所用詞彙與嘉華建材於二零零五年九月十六日致嘉華建材股東的通函(「**通函**」)內所界定者具有相同涵義。

誠如董事會函件(「**嘉華建材董事會函件**」)所述，於最後實際可行日期 貴公司已發行3,290,203,361股嘉華建材股份。於二零零五年七月二十二日， 貴公司完成收購事項，且 貴公司已據此(其中包括)發行嘉華建材代價股份。因此， 貴公司於二零零五年七月二十二日發行嘉華建材代價股份後，嘉華建材已發行股本由1,445,293,563股增至3,285,813,361股。此外，嘉華建材亦自完成至最後實際可行日期期間因若干僱員認股權獲行使而進一步發行4,390,000股嘉華建材股份。由於 貴公司的已發行股本顯著增加，現有一般授權(於二零零五年四月二十八日舉行的嘉華建材二零零五年股東週年大會上獲通過)的效力被大幅削弱。因此，嘉華建材董事會建議在股東特別大會上尋求嘉華建材獨立股東批准，藉以更新發行新股授權。

吾等已獲嘉華建材獨立董事委員會委任，負責就發行新股授權對嘉華建材獨立股東而言是否公平合理並是否符合 貴公司及其股東的整體利益向嘉華建材獨立董事委員會及嘉華建材獨立股東提供意見，並向彼等提供吾等有關發行新股授權的意見，以供嘉華建材獨立董事委員會向嘉華建材獨立股東提供推薦意見時加以考慮在股東特別大會上提呈批准更新發行新股授權的決議案之投票取向。

在訂定吾等的推薦建議時，吾等乃依賴　貴公司向吾等提供的資料及事實。吾等假設通函所載或引述的所有資料、意見及聲明在所有重大方面均屬真實、完備及準確而加以依賴。吾等亦依賴　貴公司管理層作出的聲明，指彼等已作出一切合理查詢及審慎考慮，而就彼等所知及所信，通函並無遺漏任何其他事實以致通函(包括本函件)所載的任何內容有所誤導。吾等亦假設　貴公司所提供於通函所載或引述的所有資料、陳述及聲明(彼等對此須負全責)於作出時及在寄發通函當日在所有重大方面均屬真實、完備及準確。

吾等已採取合理的步驟並實施充份的措施以遵守上市規則第13.80條(包括其中附註)。吾等認為已審閱足夠資料以讓吾等達致知情見解，並為吾等的推薦意見提供合理依據。吾等並無理由懷疑有遺漏或隱瞞任何重大事實，而就吾等所知亦無出現任何事實或情況致使　貴公司所提供及向吾等發表的聲明失實、不確、有誤導成份或有遺漏重大事實。然而，吾等並無對　貴公司所提供的資料進行獨立核實，亦無對嘉華建材集團的業務及狀況進行獨立深入調查。

主要考慮因素及理由

在制定吾等的推薦意見時，吾等已考慮下列主要因素及理由：

1. 更新發行新股授權的背景資料及理由

誠如聯合通函所載，　貴公司已透過收購銀河將業務範疇擴展至澳門博彩業務領域。澳門政府目前只批出三項博彩批給，銀河持有其中之一，獲准在澳門經營娛樂場。除博彩設施外，　貴公司擬把飲食、消閒、娛樂及購物店舖等設備及服務融入旗下各間酒店及渡假酒店物業當中。

貴公司於二零零五年四月二十八日舉行的二零零五年股東週年大會上，已通過普通決議案批准以發行及配發嘉華建材股份的現有一般授權，當其時　貴公司合共有1,297,191,563股已發行嘉華建材股份。於二零零五年七月十九日，嘉華建材獨立股東正式批准收購銀河，貴公司就此向該等賣方發行及配發1,840,519,798股嘉華建材股份，相當於完成時　貴公司當時經擴大已發行股本約56.01%。於完成時，　貴公司有3,285,813,361股已發行嘉華建材股份，較完成前　貴公司當時已發行股本增加約227%。

除了　貴公司於二零零五年四月二十一日公佈以先舊後新方式配售股份(　貴公司就此向嘉華建材獨立股東發行共146,000,000股嘉華建材股份，集資所得現金共約港幣1,137,000,000元，作為　貴公司支付收購銀河的部分收購價)外，　貴公司於通函刊發日期前十二個月期間並沒有進行任何集資活動。

根據上市規則第13.36(4)條，倘若嘉華建材有意更新嘉華建材董事會於下屆股東週年大會舉行前根據現有一般授權可予以發行及配發的嘉華建材股份數目，致使嘉華建材董事將會有權行使權力，以配發及發行最多達股東特別大會舉行當日　貴公司已發行股本總面值的20%的新嘉華建材股份，則　貴公司需於股東大會上提呈一項普通決議案以取得嘉華建材獨立股東的批准。

2. 財務靈活性

根據現有一般授權准許　貴公司發行最多約259,438,312股嘉華建材股份(按照二零零五年股東週年大會當時已發行的1,297,191,563股嘉華建材股份的20%計算)，相當於　貴公司現有已發行股本約7.89%。吾等從嘉華建材董事得知，現有一般授權尚未獲行使。鑑於　貴公司的已發行股本已增至3,290,203,361股嘉華建材股份，嘉華建材董事會遂建議於股東特別大會上尋求嘉華建材獨立股東的批准以更新發行新股授權，藉此讓　貴公司可靈活處理財務事宜，從而籌集額外資金以應付其計劃中的娛樂場業務的持續發展，及／或今後可能出現的其他商機所需。

誠如聯合通函所載，　貴公司已進軍澳門博彩市場。除了　貴公司位於華都酒店之銀河娛樂場現已開業外，　貴公司位於銀河星際酒店之銀河娛樂場以及銀河路氹城大型娛樂渡假中心等其他娛樂場項目現正在發展中，可望分別於二零零六年及二零零八年開業。吾等已留意到銀河計劃中的發展項目的估計資本開支約為港幣5,743,000,000元，該筆款項將會透過舉債、集資及內部現金流量三者兼備方式融資。

鑑於(i)收購銀河之後，　貴公司的已發行股本基礎因而大幅增加；(ii)嘉華建材集團由目前直至二零零九年的娛樂場項目發展計劃；(iii)資金需求的幅度，估計約達港幣5,743,000,000元；(iv)進行集資活動所需的靈活性，這方面在很大程度上將取決於當時市況及今後可能出現的機遇；以及(v)嘉華建材集團經擴大後的資本基礎，吾等認為發行新股授權乃符合　貴公司及嘉華建材股東的整體利益。

3. 對嘉華建材股東可能造成的攤薄影響

下表所載者列示　貴公司於最後實際可行日期的股權架構，以及假設發行新股授權獲悉數行使時對　貴公司股權所造成的影響，以供説明之用：

	於最後實際可行日期已發行嘉華建材股份數目		發行新股授權獲悉數行使後的已發行嘉華建材股份數目	
	嘉華建材股份數目	%	嘉華建材股份數目	%
嘉華國際	852,775,351	25.92	852,775,351	21.60
該等信託(包括 City Lion Profits Corp.)(附註1)、呂博士及其配偶	1,250,830,025	38.02	1,250,830,025	31.68
呂氏家族成員(呂博士及其配偶除外)	277,758,695	8.44	277,758,695	7.03
嘉華建材董事(呂氏家族成員除外)(附註2)	2,537,810	0.08	2,537,810	0.06
嘉華國際董事(呂氏家族成員除外)(附註2)	65,306	0.00	65,306	0.00
何安全(透過Future Leader Management Limited)(附註3)	82,250,410	2.50	82,250,410	2.08
Brightwealth Investments Limited(附註4)	325,615,622	9.90	325,615,622	8.25
根據發行新股授權將予發行的嘉華建材股份最高數目	—	—	658,040,672	16.67
嘉華建材公眾股東	498,370,142	15.15	498,370,142	12.62
總計	3,290,203,361	100.00	3,948,244,033	100.00

附註：

1. City Lion Profits Corp. 乃一家於二零零四年十月十三日在英屬處女群島註冊成立的公司，由主要信託全資擁有。

2. 羅志聰先生及張惠彬博士均出任嘉華建材及嘉華國際董事，並擁有嘉華建材股份。彼等的權益僅列為「嘉華建材董事（不包括呂氏家族成員）」一欄。

3. 何安全，為銀河董事兼股東，嘉華建材的關連人士。

4. Brightwealth Investments Limited（「**Brightwealth**」）所擁有的嘉華建材股份，相當於已發行嘉華建材股份不足10%，因此已計入嘉華建材公眾持股量的一部分。Brightwealth 為嘉華建材之獨立股東，就嘉華國際而言，Brightwealth 乃一獨立第三方。倘若 Brightwealth 認股權獲悉數行使，則 Brightwealth 現時擁有325,615,622股嘉華建材股份將由 Kentlake（附註5）及 Top Notch（附註6）擁有。231,615,731股嘉華建材股份將由 Top Notch 擁有，根據證券及期貨條例，呂耀東將於該等股份擁有須予公佈權益。93,999,891股嘉華建材股份將由 Kentlake 擁有，根據證券及期貨條例，呂耀東及何安全將於該等股份擁有須予公佈權益，而由 Kentlake 及 Top Notch 將會擁有的嘉華建材股份將不再計入嘉華建材的公眾持股量。倘若 Brightwealth 認股權行使時嘉華建材股份的公眾持股量不足，則此舉將會違反上市規則第13.32條，致使嘉華建材的股份可能須因而暫停買賣，直至嘉華建材採取適當步驟以恢復其公眾持股量。

5. Kentlake International Investments Limited 乃一家於二零零三年五月二日在英屬處女群島註冊成立的公司，由呂耀東控制，而何安全擁有其35%權益。

6. Top Notch Opportunities Limited 乃一家於二零零二年三月十五日在英屬處女群島註冊成立的公司，由呂耀東控制。

假設發行新股授權獲悉數行使， 貴公司將會發行658,040,672股新嘉華建材股份，相當於最後實際可行日期 貴公司已發行股本的20%，另相當於根據發行新股授權發行嘉華建材股份後 貴公司經擴大已發行股本約16.67%。假設(i)於最後實際可行日期至股東特別大會舉行當日止， 貴公司將不會發行及／或購回嘉華建材股份；(ii)於最後實際可行日期至股東特別大會舉行當日，Brightwealth 認股權將不會獲行使；以及(iii)現有嘉華建材公眾股東概無獲配發發行新股授權下任何嘉華建材股份，則嘉華建材公眾股東所持股權總額於發行新股授權獲悉數行使時，將由約25.05%減少至約20.88%。於發行新股授權獲悉數行使後，現有嘉華建材公眾股東所持股權最高最多可能減少至約16.67%。因此，根據發行新股授權發行任何嘉華建材股份後，嘉華建材董事將採取適當的步驟以確保嘉華建材之公眾持股量不少於25%。此外，假設採納嘉華建材於二零零四年十二月三十一日之盈利，根據發行新股授權所增加的嘉華建材股份將攤薄每股嘉華建材股份的資產淨值及盈利。

經考慮更新發行新股授權後，(i)鑑於嘉華建材集團正值擴充業務階段，此舉可讓 貴公司靈活處理財務事宜；(ii)資金需求的幅度，以及 貴公司於適合及可供進行集資時在短時間

內集資的能力；以及(iii)發行新股授權獲行使時，全體嘉華建材股東所持股權實際上將會按照彼等各自的持股比例相應攤薄，吾等認為更新發行新股授權對嘉華建材獨立股東所持股權可能造成的攤薄影響實屬公平合理。

總結

嘉華建材股東務須留意，於股東特別大會上批准更新發行新股授權後，現有一般授權將會被撤銷，而發行新股授權將會一直生效，直至下列日期為止(以最早發生者為準)：(i)通過本決議案後　貴公司下屆股東週年大會結束時；(ii)　貴公司根據公司法例而須舉行之下屆股東週年大會期限屆滿之日；或(iii)嘉華建材股東在股東大會上提呈普通決議案以撤銷或修訂有關決議案下的權力。

推薦意見

經考慮上述種種因素後，吾等認為更新發行新股授權公平合理，亦符合　貴公司及嘉華建材股東的整體利益。因此，吾等推薦嘉華建材獨立股東投票贊成及嘉華建材獨立董事委員會建議嘉華建材獨立股東投票贊成擬於股東特別大會上提呈的決議案，以批准更新發行新股授權。

此致

嘉華建材獨立董事委員會
及嘉華建材獨立股東　台照

代表
德國商業銀行(香港分行)
富國德　　何婉儀
香港分行行長　　企業融資(併購業務)主管
謹啟

二零零五年九月十六日

本附錄一旨在向嘉華建材股東提供有關擬於股東特別大會上提呈的決議案的資料。該決議案為有關授予嘉華建材董事購回嘉華建材股份之一般授權，股份總數最多達該決議案通過當日嘉華建材已發行股本的10%。本附錄一載有上市規則規定說明函件所須載列之資料，讓嘉華建材股東能在知情之情況下就投票贊成或反對擬於股東特別大會上提呈關於新購回授權之決議案作出決定。

股本

於最後實際可行日期，嘉華建材之已發行股本包括3,290,203,361股嘉華建材股份。於同日，尚未行使之僱員認股權賦予持有人權利可認購13,134,000股嘉華建材股份。

待授予購回嘉華建材股份之建議授權之決議案獲通過後，按於股東特別大會舉行前並無進一步發行(不論為一般性或因行使尚未行使僱員認股權而發行)或購回其他嘉華建材股份為基準計算，於有關期間內，嘉華建材獲准購回最多達329,020,336股嘉華建材股份。

進行購回之理由

嘉華建材董事相信，尋求嘉華建材股東授予一般授權以便本公司可於聯交所購回嘉華建材股份，乃符合本公司及嘉華建材股東之最佳利益。購回股份可能提高嘉華建材資產淨值及／或嘉華建材每股盈利，惟須視乎當時之市況及資金安排而定，並只可在嘉華建材董事認為購回將有利於嘉華建材及嘉華建材股東時方會進行。

嘉華建材董事目前無意購回任何嘉華建材股份，且彼等僅會於彼等認為購回符合嘉華建材之最佳利益，並在對嘉華建材有利條款以購回嘉華建材股份之情況下行使購回權力。根據嘉華建材於二零零四年十二月三十一日(即嘉華建材最近期刊發之經審核賬目之結算日)之綜合財務狀況，以及聯合通函所提供的最新資料，嘉華建材董事認為倘按現行之市價全面行使一般授權購回嘉華建材股份，或會對本公司之營運資金及資本負債比率造成重大不利影響。然而，倘行使購回嘉華建材股份的授權對本公司之營運資金需求或資本負債比率(相對於最近期刊發之經審核財務報表所披露之狀況及聯合通函所提供之最新資料)造成重大不利影響，則嘉華建材董事不擬行使授權購回嘉華建材股份。

用以購回之款項

根據公司細則及公司條例之規定，根據購回嘉華建材股份之建議授權進行購回所需資金須由合法可作此用途之資金所提供。

收購守則之影響

於最後實際可行日期，嘉華國際透過其全資附屬公司已間接持有852,775,351股嘉華建材股份之權益(相當於嘉華建材已發行股本約25.92%)。該等信託、呂博士及其配偶、子女，以及彼等各自之聯繫人及所控制的公司持有1,528,588,720股嘉華建材股份之權益(相當於嘉華建材已發行股本約46.46%)。按上述控股權益為基準，倘根據建議授權購回嘉華建材股份之權力獲全面行使，且不計入行使尚未行使僱員認股權，則嘉華國際、該等信託、呂博士及其配偶及子女合共持有之權益將增至嘉華建材已發行股本約80.42%，由公眾人士持有的嘉華建材股份將會降至低於嘉華建材已發行股份總數之25%。

倘因為購回嘉華建材股份，導致一名嘉華建材股東所佔嘉華建材投票權之權益比例增加，則就收購守則第32條及購回守則第6條而言，該項權益增加將被視為一項收購。因此，視乎嘉華建材股東權益之增加幅度，一名嘉華建材股東或一群一致行動之嘉華建材股東可取得或鞏固於嘉華建材之控制權，該名或該群一致行動之嘉華建材股東須根據收購守則第26條之規定提出強制性收購建議。嘉華建材董事並不知悉有任何其他情況會導致出現根據收購守則第26條之規定須提出強制性收購建議之責任。嘉華建材董事現時無意行使新購回授權以致公眾人士持有之嘉華建材股份數目減至低於25%，亦無意行使建議授權導致須根據收購守則第26條提出強制性收購建議。

股份價格

下表顯示嘉華建材股份在最後實際可行日期前十二個月內，在聯交所之每月最高及最低成交價：

	最高 (港幣)	**最低** (港幣)
二零零五年		
— 九月(截至最後實際可行日期)	6.150	5.600
— 八月	6.150	5.100
— 七月	5.750	4.475
— 六月	6.350	5.500
— 五月	7.600	5.300
— 四月	11.000	6.450
— 三月	8.550	7.350
— 二月	8.700	5.900
— 一月	9.450	3.800

	最高 (港幣)	最低 (港幣)
二零零四年		
一 十二月	6.050	2.750
一 十一月	3.550	2.475
一 十月	2.675	1.180
一 九月	1.360	0.690

購回嘉華建材股份

嘉華建材於本通函刊發日期前六個月內並無(不論是否在聯交所)購回任何嘉華建材股份。

一般事項

嘉華建材董事經作出一切合理查詢後所知，嘉華建材董事及彼等任何聯繫人現時均無意向嘉華建材或其附屬公司出售嘉華建材股份。

嘉華建材之關連人士(根據上市規則之定義)概無知會嘉華建材，倘嘉華建材獲授權購回嘉華建材股份，彼等有意向嘉華建材出售嘉華建材股份，亦無承諾不會如此行事。

嘉華建材董事已向聯交所承諾，在有關承諾適用下，彼等將根據上市規則及香港適用法例之規定行使購回嘉華建材股份之新購回授權。

責任聲明

本通函乃遵照上市規則的規定提供有關嘉華建材的資料。嘉華建材董事願就本通函所載資料的準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明有誤導成份。

股本

嘉華建材於最後實際可行日期的法定及已發行股本如下：

	嘉華建材 股份數目	港幣
法定	6,888,000,000	688,800,000.00
已發行	3,290,203,361	329,020,336.10

其他事項

本通函的中英文文本如有歧義，概以英文本為準。



K. WAH CONSTRUCTION MATERIALS LIMITED

嘉華建材有限公司

(於香港註冊成立之有限公司)

(股份代號：27)

茲通告嘉華建材有限公司謹定於二零零五年十月十二日(星期三)下午三時正假座香港九龍尖沙咀東部麼地道七十號海景嘉福酒店B1層藝萃廳舉行股東特別大會，以考慮及酌情通過下列將予提呈之決議案為普通決議案(不論有否修訂)(就第1至第3項決議案而言)及特別決議案(就第4項決議案而言)：

普通決議案

1. 「**動議**：

   (a) 撤回本公司股東於二零零五年四月二十八日舉行之本公司股東週年大會上批准授予本公司董事有關行使本公司權力以收購本公司股本內之股份之一般授權(惟此舉並不影響於本決議案獲通過前任何有效行使之該一般授權)；

   (b) 在(c)段之限制下，一般及無條件批准本公司董事在有關期間內，行使本公司所有權力以購買本公司股本內之股份；

   (c) 依據上文(b)段所載批准購回之本公司股份面值總額，不得超過本公司於通過本決議案當日已發行股本面值總額之百分之十，而上文所述批准亦須受此限制。

   (d) 就本議案而言，「有關期間」指本決議案通過之日至下列三者之最早日期止之期間：

      (i) 本公司下年度股東週年大會結束；

      (ii) 本公司根據公司條例規定下年度股東週年大會將予召開之期限屆滿時；或

      (iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案所載權力當日。」

2. 「**動議：**

(a) 撤回本公司股東於二零零五年四月二十八日舉行之本公司股東週年大會上批准授予本公司董事有關行使本公司權力以配發、發行及處理本公司股本內額外的股份之一般授權（惟此舉並不影響於本決議案獲通過前任何有效行使之該一般授權）;

(b) 在(c)段之限制下，一般及無條件批准本公司董事於有關期間內，行使本公司所有權力以配發、發行及處理本公司股本內之額外股份，並作出或授出需於有關期間或之後行使此等權力之售股建議、協議及認股權；

(c) 除根據以下各項外：

(i) 配售新股；

(ii) 按照本公司所發行之任何認股權證或可轉換為本公司股份之任何證券之條款而行使之認購或轉換權；

(iii) 行使當時本公司根據香港聯合交易所有限公司證券上市規則採納以授予或發行本公司股份或購買本公司股份之權利之本公司認股權計劃下任何認股權或類似安排；或

(iv) 遵照本公司之公司組織章程細則之以股代息或類似之安排，以配發本公司之股份，以代替全部或部分股息者，

本公司董事會依據上文(b)段批准配發或同意有條件或無條件配發（不論是否依據認股權或其他而配發者）之股本面值總額，不得超過(aa)本公司於通過本決議案當日已發行股本面值總額之20%；及(bb)（倘董事獲本公司股東根據一項獨立之普通決議案授權）本公司於本決議案獲通過後所購回之本公司股本面值總額（以通過本決議案當日本公司已發行股本面值總額之10%為限），而此項批准亦須受此限制；及

(d) 就本議案而言：

「配售新股」指本公司董事會於訂定之期間向股東名冊內於指定記錄日期所登記之股份持有人按其當時持股比例配售新股之建議(惟本公司董事有權就零碎股份或就任何香港以外地區之法律或任何認可管制機構或證券交易所之規定而產生之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)；及

「有關期間」指本決議案通過當日至下列三者之最早日期止之期間：

(i) 本公司下年度股東週年大會結束；

(ii) 本公司根據公司條例規定下年度股東週年大會將予召開之期限屆滿時；或

(iii) 本公司之股東於股東大會上以普通決議案取消或修改本決議案所載權力當日。」

3. 「**動議**待召開本大會通告第1及第2項決議案獲通過後，擴大根據第2項決議案授予本公司董事以行使本公司權力配發、發行及處理股份之一般授權，增加數額相當於本公司根據第1項決議案授出之權力購回之本公司股本面值總額，(惟有關數額不得超過於本決議案通過當日本公司已發行股本面值總額之10%)。」

特別決議案

4. 「**動議**將本公司名稱更改為「**GALAXY ENTERTAINMENT GROUP LIMITED 銀河娛樂集團有限公司**」。」

承董事會命
嘉華建材有限公司
公司秘書
陳麗潔

二零零五年九月十六日

註冊辦事處：
香港
北角
渣華道191號
嘉華國際中心29樓

附註：

1. 隨函附奉適用於大會之代表委任表格。本公司股東填妥及交回代表委任表格後，仍可親身出席所召開之大會或其任何續會，並於會上投票。在此情況下，受委任代表之授權將被視作撤銷論。

2. 凡有權出席大會並於會上投票之本公司股東，可委派他人作為其受委任代表，以代表其出席及以投票方式表決。在表決中，任何投票均須親自或由受委任代表代為作出。受委任代表不必為本公司之股東。股東可委派多於一名受委任代表出席同一大會。

3. 代表委任表格必須由委任人或其正式書面授權人簽署；如委任人為法團，則須蓋上公司印鑑，或由公司負責人或獲正式授權代表簽署。

4. 代表委任表格連同已簽署授權書或其他授權文件(如有)或經由公證人簽署證明之該份授權書或授權文件之副本，最遲須於大會指定舉行時間不少於48小時前交回本公司之註冊辦事處，地址為香港北角渣華道191號嘉華國際中心29樓，方為有效；倘未能如期交回，代表委任表格將不被視作有效論。

5. 倘屬任何股份之聯名登記持有人，則任何一名該等人士均可親身或委派代表在大會上就該等股份投票，猶如其為唯一有權投票者，惟倘多於一名聯名持有人親身或委派代表出席大會，則只有在股東名冊上就該等股份排名首位之該名出席人士，方有權就該等股份投票。就此而言，身故股東之多名遺囑執行人或遺產管理人將被視為該股東名下股份之聯名持有人。

6. 第2項決議案將以投票方式進行表決。

7. 於本通告發出日期，本公司之執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士。非執行董事為鄭慕智先生，而獨立非執行董事則為張惠彬博士、顏志宏先生及葉樹林博士。

此乃白頁　特意留空

SCMP
22 August 05

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.



K. WAH CONSTRUCTION MATERIALS LIMITED

(incorporated in Hong Kong with limited liability)

(Stock Code: 27)

Change of name, change in board lot size, and new general mandates

K. Wah Construction Materials Limited proposes to (i) change the name of the Company from "K. Wah Construction Materials Limited 嘉華建材有限公司 to "Galaxy Entertainment Group Limited 銀河娛樂集團有限公司" (ii) change the board lot size from the existing 2,000 to 1,000 shares for trading on the Stock Exchange, and (iii) refresh the general mandates for the KWCM Directors to allot and repurchase shares not exceeding 20% and 10% respectively of the issued share capital of the Company as at the date of the EGM.

Further announcement will be made by the Company in respect of the expected timetable for the arrangement of trading and settlement of the shares of KWCM under the new name and for the change in board lot size.

The Company will dispatch a circular together with a notice convening an EGM to seek shareholders' approval to the change of name and grant of the Issue Mandate and the Repurchase Mandate.

K. Wah Construction Materials Limited ("**KWCM**" or "**Company**") proposes to (i) change the name of the Company from "K. Wah Construction Materials Limited 嘉華建材有限公司" to "Galaxy Entertainment Group Limited 銀河娛樂集團有限公司" (ii) change the board lot size from the existing 2,000 to 1,000 shares for trading on The Stock Exchange of Hong Kong Limited ("**Stock Exchange**"), and (iii) refresh the general mandates for the KWCM Directors to allot and repurchase shares not exceeding 20% and 10% respectively of the issued share capital of the Company as at the date of the extraordinary general meeting of the Company to be convened to approve the grant of such mandates ("**EGM**").

The board of directors ("**Board**") of KWCM believes that the new name of "Galaxy Entertainment Group Limited 銀河娛樂集團有限公司" will better reflect the gaming and hospitality focus of KWCM's business following its acquisition of Galaxy Casino, S.A and its subsidiaries and the new board lot size for trading on the Stock Exchange will increase interest, particularly among retail investors, on KWCM shares (hence enhancing the liquidity of the shares and broadening the shareholders base of the Company). The Board also proposes to refresh the general mandate for the directors of KWCM to issue and allot shares ("**Issue Mandate**"), as well as to repurchase shares on the Stock Exchange ("**Repurchase Mandate**") so as to enhance flexibility for KWCM to manage its business.

All existing share certificates bearing the name of K. Wah Construction Materials Limited will continue to be evidence of title to shares in the Company and remain valid for trading and settlement for the same number of shares in the new name of the Company. There will not be any arrangement for free exchange of existing share certificate for new share certificate. Further announcement will be made by the Company in respect of the expected timetable for the arrangement of trading and settlement of the shares of KWCM under the new name and for the change in board lot size.

The Board will send a circular to its shareholders ("**Circular**") and a notice for the purpose of convening an EGM to obtain shareholders' approval to the change of name and grant of the Issue Mandate and the Repurchase Mandate. The Circular will contain the details as required under Rule 13.36(4)(d) of the Rules Governing the Listing of Securities on the Stock Exchange ("**Listing Rules**") and an expected timetable for the arrangement of trading and settlement of the shares of KWCM under the new name and for the change in board lot size.

KWCM will form an independent board committee and appoint independent financial advisor, and the Circular will contain their respective recommendations to KWCM shareholders on the proposed Issue Mandate. In accordance with the requirements of the Listing Rules, the proposed Issue Mandate will be voted by poll, and the controlling shareholders of KWCM and their respective associates will abstain from voting in favour thereon.

At the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo, Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu; the non-executive director of KWCM is Mr. Moses Cheng Mo Chi; and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.

By Order of the Board of
K. Wah Construction Materials Limited
Kitty CHAN Lai Kit
Company Secretary

Hong Kong, 19 August, 2005

香港經濟日報
2005年8月22日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。



K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司

（於香港註冊成立的有限公司）
（股份代號：27）

更改名稱、更改每手買賣單位及新一般授權

嘉華建材有限公司建議(i)將本公司之名稱，由「K. Wah Construction Materials Limited 嘉華建材有限公司」更改為「Galaxy Entertainment Group Limited 銀河娛樂集團有限公司」，(ii)將本公司股份在聯交所買賣之每手買賣單位，由現時之2,000股更改為1,000股，以及(iii)更新嘉華建材董事配發及購回股份之一般授權，分別為不超逾股東特別大會當日本公司已發行股本之20%及10%。

本公司將會另行發表公佈，以公佈有關嘉華建材以新名稱進行股份買賣及交收之安排，以及更改每手買賣單位之預期時間表。

本公司將會向股東寄發一份通函連同召開股東特別大會之通告，以尋求股東批准更改名稱及授出發行授權以及購回授權。

嘉華建材有限公司（「嘉華建材」或「本公司」）建議(i)將本公司之名稱，由「K. Wah Construction Materials Limited 嘉華建材有限公司」更改為「Galaxy Entertainment Group Limited 銀河娛樂集團有限公司」，(ii)將本公司股份在香港聯合交易所有限公司（「聯交所」）買賣之每手買賣單位，由現時之2,000股更改為1,000股，以及(iii)更新嘉華建材董事配發及購回股份之一般授權，分別為不超逾本公司就批准授出該等授權而即將召開之股東特別大會（「股東特別大會」）當日本公司已發行股本之20%及10%。

嘉華建材董事會（「董事會」）相信，新名稱「Galaxy Entertainment Group Limited 銀河娛樂集團有限公司」將可更清楚明確反映嘉華建材於收購銀河娛樂場股份有限公司及其附屬公司後之娛樂場及旅遊酒店核心業務；而在聯交所買賣之新訂每手買賣單位將可增加嘉華建材股份之吸引力，特別是對散戶投資者而言，因而提高了股份之流通量，亦有助進一步擴大本公司之股東基礎。此外，董事會亦建議更新嘉華建材董事發行及配發股份之一般授權（「發行授權」）以及在聯交所購回股份之一般授權（「購回授權」），藉以提高嘉華建材管理旗下業務之靈活性。

現時全部印有嘉華建材有限公司名稱之股票將可繼續作為本公司股份之所有權憑證，並繼續有效作為以本公司新名稱之相同數目股份進行買賣及交收。嘉華建材將不會作出任何以現有股票免費換取新股票之安排。本公司將會另行發表公佈，以公佈有關嘉華建材以新名稱進行股份買賣及交收之安排，以及更改每手買賣單位之預期時間表。

董事會將會向其股東寄發一份通函（「通函」）以及召開股東特別大會之通告，藉以尋求股東批准更改名稱及授出發行授權以及購回授權。通函將會載有聯交所證券上市規則（「上市規則」）第13.36(4)(d)條規定之資料詳情，以及嘉華建材以新名稱進行股份買賣及交收之安排及更改每手買賣單位之預期時間表。

嘉華建材將會組成獨立董事委員會並委任獨立財務顧問，而通函內將會載有獨立董事委員會及獨立財務顧問就建議發行授權而各自向嘉華建材股東提供之推薦意見。根據上市規則之規定，建議發行授權將以投票表決方式進行，而嘉華建材控股股東及彼等各自之聯繫人將會就此放棄投票。

於本公佈發出日期，嘉華建材之執行董事為呂志和博士、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；嘉華建材之非執行董事為鄭慕智先生；而嘉華建材之獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

承董事會命
嘉華建材有限公司
公司秘書
陳麗潔

香港，二零零五年八月十九日

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本公佈全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。



K. WAH INTERNATIONAL HOLDINGS LIMITED
嘉華國際集團有限公司*
（於百慕達註冊成立之有限公司）
（股份代號：173）



K. WAH CONSRTUCTION MATERIALS LIMITED
嘉華建材有限公司
（於香港註冊成立之有限公司）
（股份代號：27）

持續關連交易
訂立租賃協議

業主已於二零零五年六月二日分別與租戶訂立租賃協議，據此，業主已同意將該等物業出租予租戶，由二零零五年六月一日起為期三年。根據租賃協議，於截至二零零八年十二月三十一日止四個財政年度各年業主應收及租戶應付之年度租金總額分別約為1,175,430港元、2,015,020港元、2,015,020港元及839,590港元，此等款額亦為租賃協議各相關財政年度之年度上限。

業主為嘉華國際之間接非全資附屬公司。租戶為嘉華建材之間接附屬公司。於二零零五年七月二十二日完成收購後，嘉華建材由該等信託間接持有約35.44%權益。嘉華國際由該等信託持有53.80%權益。因此，根據上市規則，業主為嘉華建材之關連人士，而租戶則成為嘉華國際之關連人士及該等租約構成嘉華國際及嘉華建材之持續關連交易。

租賃協議之條款乃按公平原則及在日常及一般業務過程中，經參考現行市場租賃條款及條件後磋商及達致。嘉華國際及嘉華建材之董事（包括嘉華國際及嘉華建材各自之獨立非執行董事）認為，租賃協議之條款屬於正常商業條款，及為公平和合理，並符合嘉華國際及嘉華建材及彼等各自之整體股東之利益。

就根據租賃協議業主應收及租戶應付之年度租金總額而言，由於其有關百分比率高於0.1%但低於2.5%，故該等租約只須遵守上市規則第14A.37至第14A.40條及第14A.45至第14A.47條所載之年度審核、申報及公佈規定，且獲豁免遵守上市規則第14A.34條所載之獨立股東批准。

1. 緒言

業主已於二零零五年六月二日分別與租戶訂立租賃協議，有關詳情於下文作進一步披露。

2. 租賃協議

租賃協議之主要條款如下：

(a) 第一份租賃協議

日期	：	二零零五年六月二日
訂約方	：	(1) 上海嘉滙達房地產開發經營有限公司作為業主 (2) 上海嘉建混凝土作為租戶
物業	：	中國上海市徐滙區淮海中路1010號上海嘉華中心1802室
建築面積	：	約410.21平方米
年期	：	由二零零五年六月一日至二零零八年五月三十一日（首尾兩日包括在內），為期三年
月租	：	9,857美元（相等於約76,884.60港元），不包括管理費，乃應由一間獨立第三方管理公司收取
物業用途	：	上海嘉建混凝土之辦公室

(b) 第二份租賃協議

日期	：	二零零五年六月二日
訂約方	：	(1) 上海嘉滙達房地產開發經營有限公司作為業主 (2) 上海信財混凝土作為租戶
物業	：	中國上海市徐滙區淮海中路1010號上海嘉華中心1803室
建築面積	：	約118.89平方米
年期	：	由二零零五年六月一日至二零零八年五月三十一日（首尾兩日包括在內），為期三年
月租	：	2,857美元（相等於約22,284.60港元），不包括管理費，乃應由一間獨立第三方管理公司收取
物業用途	：	上海信財混凝土之辦公室

(c) 第三份租賃協議

日期	：	二零零五年六月二日
訂約方	：	(1) 上海嘉滙達房地產開發經營有限公司作為業主 (2) 上海嘉申混凝土作為租戶
物業	：	中國上海市徐滙區淮海中路1010號上海嘉華中心1804室
建築面積	：	約366.82平方米
年期	：	由二零零五年六月一日至二零零八年五月三十一日（首尾兩日包括在內），為期三年
月租	：	8,814美元（相等於約68,749.20港元），不

6. 上市規則含義

誠如上文「訂約各方之關係」一段所披露，業主為嘉華建材之關連人士，而於二零零五年七月二十二日完成收購後，租戶根據上市規則成為嘉華國際之關連人士。因此，根據上市規則第14A章，業主與各租戶訂立之該等租約構成嘉華國際及嘉華建材之持續關連交易。

就根據租賃協議業主應收或租戶應付之年度租金總額而言，由於其根據上市規則第14A.34條之有關百分比率高於0.1%但低於2.5%，故訂立租賃協議只須遵守上市規則第14A.45至第14A.47條所載之申報及公佈規定，且獲豁免遵守上市規則第14A.34條所載之獨立股東批准。

各份租賃協議之詳情，將會按照上市規則第14A.45及第14A.46條，於嘉華國際及嘉華建材各自就截至二零零八年十二月三十一日止四個財政年度各年刊發之年報及賬目內披露。嘉華國際及嘉華建材各自之獨立非執行董事及核數師亦將會按照上市規則第14A.37至14A.40條進行每年審核租賃協議之交易。倘若業主或租戶於截至二零零八年十二月三十一日止四個財政年度各年根據租賃協議應收或應付之年度租金總額超出有關年度上限、或重續有關租賃協議或租賃協議之條款有重大改變，嘉華國際及嘉華建材將會各自遵守上市規則第14A.36條所載之規定。

7. 釋義

於本公佈內，除文義另有所指外，以下詞彙具有下文所載之涵義。

「第一份租賃協議」	指	業主與上海嘉建混凝土於二零零五年六月二日訂立之租賃協議
「第二份租賃協議」	指	業主與上海信財混凝土於二零零五年六月二日訂立之租賃協議
「第三份租賃協議」	指	業主與上海嘉申混凝土於二零零五年六月二日訂立之租賃協議
「收購」	指	誠如嘉華國際及嘉華建材於二零零五年四月十八日刊發之聯合公佈及嘉華國際及嘉華建材於二零零五年六月三十日刊發之聯合通函所披露，嘉華建材一間附屬公司收購擁有銀河娛樂場股份有限公司97.9%經濟利益的88.1%具投票權股份
「聯繫人」	指	具有上市規則賦予其之涵義
「董事會」	指	董事會
「志惠」	指	志惠有限公司，一間於一九九二年八月十三日在香港註冊成立之公司，並為嘉華國際擁有65%權益之間接附屬公司
「關連人士」	指	具有上市規則賦予其之涵義
「港元」	指	香港法定貨幣港元
「香港」	指	中國香港特別行政區
「獨立第三方」	指	就嘉華國際或嘉華建材之董事所深知、盡得之資料及深信，並於作出一切合理查詢後確認，其本身及其最終實益擁有人乃獨立於及與嘉華國際或嘉華建材、嘉華國際或嘉華

月租	：	8,814美元(相等於約68,749.20港元)，不包括管理費，乃應由一間獨立第三方管理公司收取
物業用途	：	上海嘉申混凝土之辦公室

3. 年度上限

經考慮業主及租戶根據租賃協議於截至二零零八年十二月三十一日止四個財政年度各年每月以現金應收及應付之以下年度租金總額後，租賃協議之年度上限將與各相關財政年度之年度租金總額相同：

	截至十二月三十一日止年度			
	二零零五年	二零零六年	二零零七年	二零零八年
	港元	港元	港元	港元
年度租金總額約數(即年度上限)	1,175,430	2,015,020	2,015,020	839,590

4. 訂約各方之關係

(a) 嘉華國際集團

嘉華國際為一家投資控股公司，而嘉華國際集團主要業務為於香港及中國內地從事物業投資與發展，以及於嘉華建材之投資控股。

(b) 業主

業主為一家於一九九三年十二月二十二日於中國成立之中外合資企業，為嘉華國際之間接非全資附屬公司，主要從事物業發展及投資等業務。志惠擁有業主之55%股權，而獨立第三方(身為業主之主要股東除外)則分別擁有業主之30%及15%股權。志惠為嘉華國際擁有65%權益之附屬公司，其主要業務為投資控股。志惠餘下之35%股權現時由獨立第三方(身為志惠之主要股東且持有28%權益之股東除外)持有28%及7%股權。因此，嘉華國際實際持有業主35.75%之應佔股權權益，於嘉華國際賬目內綜合計算，並視為嘉華國際之一間附屬公司。

(c) 嘉華建材

嘉華建材乃一間投資控股公司，嘉華建材集團主要在香港及中國內地從事製造、銷售及分銷建築材料。於二零零五年七月二十二日完成收購後，嘉華建材集團亦於澳門從事娛樂及酒店服務業務。於收購完成後，嘉華國際於嘉華建材之股權由59%減少至25.95%，因此，嘉華建材不再是嘉華國際之附屬公司。

(d) 租戶

上海嘉建混凝土為嘉華建材擁有60%權益之間接附屬公司，上海嘉建混凝土主要業務為製造、銷售及分銷預拌混凝土。上海嘉建混凝土之餘下40%股權由獨立第三方持有。

上海信財混凝土為嘉華建材擁有99%權益之間接附屬公司，上海信財混凝土主要業務為製造、銷售及分銷預拌混凝土。上海信財混凝土之餘下1%股權由一名獨立第三方持有。

上海嘉申混凝土為嘉華建材之間接全資附屬公司，上海嘉申混凝土主要業務為製造、銷售及分銷預拌混凝土。

於二零零五年七月二十二日完成收購後，嘉華建材由該等信託(即嘉華國際之主要股東)間接持有約35.44%權益，因此，根據上市規則，為嘉華國際之關連人士。根據上市規則，由於上海嘉建混凝土、上海信財混凝土及上海嘉申混凝土均為嘉華建材之附屬公司，故均為該等信託之聯繫人，彼等亦為嘉華國際之關連人士。

嘉華國際現持有嘉華建材約25.93%股權。該等信託(即嘉華建材之主要股東)亦持有嘉華國際之53.80%權益。業主(嘉華國際之附屬公司)亦為嘉華建材之一名關連人士。

5. 訂立租賃協議之原因及利益

就嘉華國際而言

訂立租賃協議將為業主(嘉華國際集團於當中擁有權益)提供穩定之經常性收入。

就嘉華建材而言

另一方面，由於在中國擴展業務及運營，於訂立租賃協議前，上海信財混凝土及上海嘉申混凝土於上海其他非黃金地點，向獨立第三方租用總建築面積約1,099平方米之物業供本身用作辦公室之用。經考慮租戶之實際需要及於各份租約於二零零五年三月初屆滿後(此租約隨後以每月續租)，為了提高工作效率及整體商譽，租戶認為將當其時之辦公室場所遷往近期落成之上海嘉華中心(為嘉華國際集團於上海之旗艦辦公室樓宇)乃符合租戶利益之舉。嘉華建材集團認為，將嘉華建材集團之附屬公司之高級管理層集中化，將有助加強嘉華建材集團之管理效率。

租賃協議之條款及各自項下相關之月租，乃按公平原則及在日常及一般業務過程中，經參考現行市場租賃條款及條件，以及不遜於給予獨立第三方或其給予業主或租戶之該等條款及條件後磋商及達致。

嘉華國際及嘉華建材各自之董事(包括嘉華國際及嘉華建材之獨立非執行董事)認為，租賃協議之條款屬於正常商業條款，及為公平和合理，並符合嘉華國際及嘉華建材及彼等各自之整體股東之利益。

		最終實益擁有人乃獨立於及與嘉華國際或嘉華建材、嘉華國際或嘉華建材或彼等各自之任何附屬公司之任何董事、主要行政人員或主要股東或彼等各自之聯繫人及嘉華國際或嘉華建材之關連人士概無關連之第三方
「嘉華建材」	指	嘉華建材有限公司，一間於香港註冊成立之有限公司，其股份在聯交所主板上市，並於收購完成後成為嘉華國際間接擁有25.95%權益之聯營公司
「嘉華建材集團」	指	嘉華建材及其附屬公司
「嘉華國際」	指	K. Wah International Holdings Limited嘉華國際集團有限公司，一間於百慕達註冊成立之獲豁免有限責任公司，其股份在聯交所主板上市
「嘉華國際集團」	指	嘉華國際及其附屬公司
「業主」	指	上海嘉滙達房地產開發經營有限公司，一間於中國上海成立之中外合資企業及嘉華國際間接非全資附屬公司，為該等物業之業主。志惠及獨立第三方分別擁有業主之55%、30%及15%股權
「上市規則」	指	聯交所證券上市規則(以不時經修訂者為準)
「澳門」	指	中國澳門特別行政區
「中國」	指	中華人民共和國
「該等物業」	指	中國上海市徐滙區淮海中路1010號上海嘉華中心1802至1804室；而該等物業之有關部分，則為「物業」
「上海嘉申混凝土」	指	上海嘉申混凝土有限公司，一間於一九九八年七月二十四日在中國成立之公司，並為嘉華建材之間接全資附屬公司
「上海嘉建混凝土」	指	上海嘉建混凝土有限公司，一間於一九九八年六月二十三日在中國成立之公司，為嘉華建材擁有60%權益之間接附屬公司。上海嘉建混凝土餘下40%股權由多名獨立第三方持有
「上海嘉華中心」	指	佔地約69,000平方米之發展項目，包括一幢高層甲級寫字樓，位於中國上海市內環線、淮海路繁華商業區中央，由業主全資實益擁有
「上海信財混凝土」	指	上海信財混凝土有限公司，一間於一九九七年六月二十四日在中國成立之公司，為嘉華建財擁有99%權益之間接附屬公司。上海信財混凝土餘下1%股權由一名獨立第三方持有
「聯交所」	指	香港聯合交易所有限公司
「租賃協議」	指	第一份租賃協議、第二份租賃協議及第三份租賃協議
「該等租約」	指	租賃協議項下所指之該等租約
「租戶」	指	上海嘉申混凝土、上海嘉建混凝土及上海信財混凝土，全部均為嘉華建材之間接附屬公司
「該等信託」	指	嘉華國際及嘉華建材董事呂志和博士作為創辦人成立之全權家族信託
「美元」	指	美利堅合眾國之法定貨幣美元
「%」	指	百分比

就本公佈而言：

(1) 已採用1美元兑7.80港元之滙率：及

(2) 本公佈所載中文名稱或詞彙之若干英文翻譯僅供參照之用，故不應被倚賴為該等中文名稱或詞彙之正式譯本。

承董事會命	承董事會命
嘉華國際集團有限公司	嘉華建材有限公司
公司秘書	公司秘書
郭兆文	陳麗潔

香港，二零零五年八月二十三日

於本公佈日期，嘉華國際之執行董事為呂志和博士(主席)、呂耀東先生、倫贊球先生、許淇安先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為梁文建先生及黃乾亨博士；而獨立非執行董事為鍾逸傑爵士、李東海博士、陳有慶博士、張惠彬博士及廖樂柏先生。

於本公佈日期，嘉華建材之執行董事為呂志和博士(主席)、呂耀東先生、陳啟能先生、徐應強先生、羅志聰先生及鄧呂慧瑜女士；非執行董事為鄭慕智先生；而獨立非執行董事為張惠彬博士、顏志宏先生及葉樹林博士。

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



K. WAH INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

(Stock code: 173)

K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock code: 27)

CONTINUING CONNECTED TRANSACTIONS ENTERING INTO OF TENANCY AGREEMENTS

The Landlord entered into the Tenancy Agreements with the Tenants respectively on 2 June 2005, pursuant to which the Landlord agreed to lease the Properties to the Tenants for a term of 3 years commencing from 1 June 2005. The aggregate annual rental receivable by the Landlord and payable by the Tenants under the Tenancy Agreements for each of the four financial years ending 31 December 2008 will be approximately HK$1,175,430, HK$2,015,020, HK$2,015,020 and HK$839,590, respectively, which will also be the annual caps in respect of the Tenancy Agreements for each of the respective financial years.

The Landlord is an indirect non wholly-owned subsidiary of KWIH. The Tenants are indirect subsidiaries of KWCM. Following the completion of the Acquisition on 22 July 2005, KWCM became indirectly held as to approximately 35.44% by the Trusts. KWIH is held as to 53.80% by the Trusts. Accordingly, the Landlord is a connected person of KWCM and the Tenants became connected persons of KWIH and the Tenancies became continuing connected transactions of both KWIH and KWCM under the Listing Rules.

The terms of the Tenancy Agreements were negotiated and arrived at on an arm's length basis and in the ordinary and usual course of business with reference to the prevailing market leasing terms and conditions. The directors of KWIH and KWCM, including the independent non-executive directors of KWIH and KWCM, consider that the terms of the Tenancy Agreements are on normal commercial terms and are fair and reasonable and in the interests of KWIH and KWCM and their respective shareholders as a whole.

As the relevant percentage ratios in respect of the aggregate annual rental receivable by the Landlord and payable by the Tenants under the Tenancy Agreements are greater than 0.1% but less than 2.5%, the Tenancies are only subject to the annual review, reporting and announcement requirements set out in Rules 14A.37 to 14A.40 and Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

1. INTRODUCTION

The Landlord entered into the Tenancy Agreements with the Tenants respectively on 2 June 2005, details of which are more particularly disclosed below.

2. THE TENANCY AGREEMENTS

The principal terms of the Tenancy Agreements are as follows:

(a) 1st Tenancy Agreement

Date	: 2 June 2005
Parties	: (1) Jia Hui Da Real Estate Development Co., Ltd. Shanghai (上海嘉匯達房地產開發經營有限公司) as landlord (2) Shanghai Jiajian Concrete as tenant
Property	: Unit 1802, Shanghai K. Wah Centre, No. 1010 Huaihai Zhong Road, Xuhui District, Shanghai, the PRC
Gross floor area	: about 410.21 square metres
Term	: three years from 1 June 2005 to 31 May 2008, both days inclusive
Monthly rental	: US$9,857 (equivalent to approximately HK$76,884.60), exclusive of management fee which will be receivable by a management company, an Independent Third Party
Use of the Property	: office premises of Shanghai Jiajian Concrete

(b) 2nd Tenancy Agreement

Date	: 2 June 2005
Parties	: (1) Jia Hui Da Real Estate Development Co., Ltd. Shanghai (上海嘉匯達房地產開發經營有限公司) as landlord (2) Shanghai Xin Cai Concrete as tenant
Property	: Unit 1803, Shanghai K. Wah Centre, No. 1010 Huaihai Zhong Road, Xuhui District, Shanghai, the PRC
Gross floor area	: about 118.89 square metres
Term	: three years from 1 June 2005 to 31 May 2008, both days inclusive
Monthly rental	: US$2,857 (equivalent to approximately HK$22,284.60), exclusive of management fee which will be receivable by a management company, an Independent Third Party
Use of the Property	: office premises of Shanghai Xin Cai Concrete

(c) 3rd Tenancy Agreement

Date	: 2 June 2005
Parties	: (1) Jia Hui Da Real Estate Development Co., Ltd. Shanghai (上海嘉匯達房地產開發經營有限公司) as landlord (2) Shanghai Jia Shen Concrete as tenant
Property	: Unit 1804, Shanghai K. Wah Centre, No. 1010 Huaihai Zhong Road, Xuhui District, Shanghai, the PRC
Gross floor area	: about 366.82 square metres
Term	: three years from 1 June 2005 to 31 May 2008, both days inclusive
Monthly rental	: US$8,814 (equivalent to approximately HK$68,749.20), exclusive of management fee which will be receivable by a management company, an Independent Third Party
Use of the Property	: office premises of Shanghai Jia Shen Concrete

3. ANNUAL CAPS

Taking into account of the following aggregate annual rental receivable by the Landlord and payable by the Tenants in cash on a monthly basis under the Tenancy Agreements for each of the four financial years ending 31 December 2008, the annual caps in respect of the Tenancy Agreements will be the same as the aggregate annual rental for each of the respective financial years:

	For the year ending 31 December			
	2005	2006	2007	2008
	HK$	*HK$*	*HK$*	*HK$*
Approximate aggregate annual rental (i.e. the annual caps)	1,175,430	2,015,020	2,015,020	839,590

4. RELATIONSHIP BETWEEN THE PARTIES

(a) The KWIH Group

KWIH is an investment holding company and the KWIH Group is principally engaged in the business of property investment and development in Hong Kong and mainland China as well as investment holding in KWCM.

(b) The Landlord

The Landlord is a sino-foreign equity joint venture established in the PRC on 22 December 1993 and an indirect non wholly-owned subsidiary of KWIH principally engaged in the business of property development and investment. The equity interest in the Landlord is owned as to 55% by Chely Well and as to 30% and 15% by Independent Third Parties (save for being substantial shareholders of the Landlord) respectively. Chely Well is a 65% owned subsidiary of KWIH and its principal activity is investment holding. The balance of the 35% equity interest in Chely Well is currently held as to 28% and 7% by the Independent Third Parties (save for the shareholder holding 28% interests being a substantial shareholder of Chely Well). Accordingly, KWIH has an effective 35.75% attributable equity interest in the Landlord which is consolidated in KWIH's accounts and is treated as a subsidiary of KWIH.

(c) KWCM

KWCM is an investment holding company and the KWCM Group is principally engaged in the business of the manufacture, sale and distribution of construction materials in Hong Kong and mainland China. Following the completion of the Acquisition on 22 July 2005, the KWCM Group is also engaged in the entertainment and hospitality businesses in Macau. Upon the completion of the Acquisition, the shareholding of KWIH in KWCM was reduced from 59% to 25.95% and KWCM ceased to be a subsidiary of KWIH.

(d) The Tenants

Shanghai Jiajian Concrete is an indirect 60% owned subsidiary of KWCM, which is a company principally engaged in the business of manufacture, sale and distribution of ready-mixed concrete. The remaining 40% of the equity interest in Shanghai Jiajian Concrete is held by Independent Third Parties.

Shanghai Xin Cai Concrete is an indirect 99% owned subsidiary of KWCM, which is a company principally engaged in the business of manufacture, sale and distribution of ready-mixed concrete. The remaining 1% of the equity interest in Shanghai Xin Cai Concrete is held by an Independent Third Party.

Shanghai Jia Shen Concrete is an indirect wholly-owned subsidiary of KWCM, which is a company principally engaged in the business of manufacture, sale and distribution of ready-mixed concrete.

Following completion of the Acquisition on 22 July 2005, KWCM became indirectly held as to approximately 35.44% by the Trusts, being the substantial shareholders of KWIH and therefore connected persons of KWIH under the Listing Rules. As Shanghai Jiajian Concrete, Shanghai Xin Cai Concrete and Shanghai Jia Shen Concrete are subsidiaries of KWCM and therefore associates of the Trusts, they are also connected persons of KWIH pursuant to the Listing Rules.

The present shareholding of KWIH in KWCM is approximately 25.93%. KWIH is also held as to 53.80% by the Trusts, being the substantial shareholders of KWCM. The Landlord, being the subsidiary of KWIH, is also a connected person of KWCM.

5. REASONS AND BENEFITS OF THE TENANCY AGREEMENTS

For KWIH

The Tenancy Agreements would provide stable recurrent income for the Landlord in which the KWIH Group has interests.

For KWCM

On the other hand, before the entering into of the Tenancy Agreements, Shanghai Xin Cai Concrete and Shanghai Jia Shen Concrete were leasing properties (total gross floor area of about 1,099 square metres) in other non-prime locations in Shanghai from Independent Third Parties for their own use as office premises while expanding their business and operations in the PRC. Having considered the practical needs of the Tenants and following the expiry of the respective leases in early March 2005 (which were then renewed on a monthly basis), the Tenants considered to be in their interests to relocate from their than office premises to the recently completed Shanghai K. Wah Centre, the flagship office building of the KWIH Group in Shanghai, with a view to enhancing their working efficiency and goodwill as a whole. The KWCM Group considers that by centralizing the senior management of the subsidiaries of the KWCM Group will enhance the efficiency in managing the KWCM Group.

The terms of the Tenancy Agreements and the respective monthly rentals thereof were negotiated and arrived at on an arm's length basis and in the ordinary and usual course of business with reference to the prevailing market leasing terms and conditions and no less favourable to the Landlord or the Tenants than to those available to or offered by Independent Third Parties.

The respective directors of KWIH and KWCM, including the independent non-executive directors of KWIH and KWCM, consider that the terms of the Tenancy Agreements are on normal commercial terms and are fair and reasonable and in the interests of KWIH and KWCM and their respective shareholders as a whole.

6. LISTING RULES IMPLICATIONS

As disclosed in the paragraph headed "Relationship between the parties" above, the Landlord is a connected person of KWCM and following completion of the Acquisition on 22 July 2005, the Tenants became connected persons of KWIH under the Listing Rules. Accordingly, the Tenancies between the Landlord and the respective Tenants became continuing connected transactions of both KWIH and KWCM pursuant to Chapter 14A of the Listing Rules.

As the relevant percentage ratios under Rule 14A.34 of the Listing Rules in respect of the aggregate annual rental receivable by the Landlord or payable by the Tenants under the Tenancy Agreements are greater than 0.1% but less than 2.5%, the entering into of the Tenancy Agreements is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements under Rule 14A.34 of the Listing Rules.

Details of each of the Tenancy Agreements will be disclosed in the published annual report and accounts of each of KWIH and KWCM for each of the four financial years ending 31st December 2008 in accordance with Rules 14A.45 and 14A.46 of the Listing Rules. The independent non-executive directors and the auditors of each of KWIH and KWCM will also perform annual review of the transactions under the Tenancy Agreements in accordance with Rules 14A.37 to 14A.40 of the Listing Rules. Each of KWIH and KWCM will comply with the requirements under Rule 14A.36 of the Listing Rules if the aggregate annual rental receivable by the Landlord or payable by the Tenants under the Tenancy Agreements during each of the four financial years ending 31 December 2008 exceeds the relevant annual caps, or when the relevant Tenancy Agreement is renewed or there is a material change to the terms of the Tenancy Agreements.

7. DEFINITIONS

In this announcement, the following expressions have their respective meanings set out below unless the context requires otherwise.

"1st Tenancy Agreement"	the tenancy agreement dated 2 June 2005 and entered into between the Landlord and Shanghai Jiajian Concrete
"2nd Tenancy Agreement"	the tenancy agreement dated 2 June 2005 and entered into between the Landlord and Shanghai Xin Cai Concrete
"3rd Tenancy Agreement"	the tenancy agreement dated 2 June 2005 and entered into between the Landlord and Shanghai Jia Shen Concrete
"Acquisition"	the acquisition of 86.1% of the voting shares carrying 97.9% of the economic interest in Galaxy Casino, S.A. by a subsidiary of KWCM as disclosed in the joint announcement of KWIH and KWCM dated 18 April 2005 and the joint circular of KWIH and KWCM dated 30 June 2005
"associate(s)"	has the meaning as ascribed to it under the Listing Rules
"Board"	the board of directors
"Chely Well"	Chely Well Limited, a company incorporated in Hong Kong on 13 August 1992 and an indirect 65% owned subsidiary of KWIH
"connected person(s)"	has the meaning as ascribed to it under the Listing Rules
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Third Party(ies)"	a person(s) who and whose ultimate beneficial owner, to the best knowledge, information and belief of the directors of KWIH or KWCM having made all reasonable enquiries, is a/are third party(ies) independent of and not connected with KWIH or KWCM, any director, chief executive or substantial shareholder of KWIH or KWCM or any of their respective subsidiaries or their respective associates and the connected persons of KWIH or KWCM
"KWCM"	K. Wah Construction Materials Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange and became an indirect 25.95% owned associated company of KWIH upon completion of the Acquisition
"KWCM Group"	KWCM and its subsidiaries
"KWIH"	K. Wah International Holdings Limited, an exempted company incorporated in Bermuda with limited liability and the shares of which are listed on the main board of the Stock Exchange
"KWIH Group"	KWIH and its subsidiaries
"Landlord"	Jia Hui Da Real Estate Development Co., Ltd. Shanghai (上海嘉匯達房地產開發經營有限公司), a sino-foreign equity joint venture established in Shanghai, the PRC and an indirect non wholly-owned subsidiary of KWIH, being the landlord of the Properties. The equity interest in the Landlord is owned as to 55% by Chely Well and as to 30% and 15% by Independent Third Parties respectively
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)
"Macau"	the Macau Special Administrative Region of the PRC
"PRC"	The People's Republic of China
"Properties"	Units 1802-1804, Shanghai K. Wah Centre, No. 1010 Huaihai Zhong Road, Xuhui District, Shanghai, the PRC; and the relevant portion of the Properties, the "Property"
"Shanghai Jia Shen Concrete"	Shanghai Jia Shen Concrete Co. Ltd. (上海嘉申混凝土有限公司), a company established in the PRC on 24 July 1998 and an indirect wholly-owned subsidiary of KWCM
"Shanghai Jiajian Concrete"	Shanghai Jiajian Concrete Co. Ltd. (上海嘉建混凝土有限公司), a company established in the PRC on 23 June 1996 and an indirect 60% owned subsidiary of KWCM. The remaining 40% of the equity interest in Shanghai Jiajian Concrete is held by Independent Third Parties
"Shanghai K. Wah Centre"	an approximately 69,000 square-metre development comprising a high rise grade A office tower located in the inner ring area of Shanghai, the PRC and in the heart of the thriving downtown Huaihai Road commercial area, which is wholly and beneficially owned by the Landlord
"Shanghai Xin Cai Concrete"	Shanghai Xin Cai Concrete Co. Ltd. (上海新材混凝土有限公司), a company established in the PRC on 24 June 1997 and an indirect 99% owned subsidiary of KWCM. The remaining 1% of the equity interest in Shanghai Xin Cai Concrete is held by an Independent Third Party
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Tenancy Agreements"	the 1st Tenancy Agreement, the 2nd Tenancy Agreement and the 3rd Tenancy Agreement
"Tenancies"	the tenancies that are the subject of the Tenancy Agreements
"Tenants"	Shanghai Jia Shen Concrete, Shanghai Jiajian Concrete and Shanghai Xin Cai Concrete, all are indirect subsidiaries of KWCM
"Trusts"	the discretionary family trusts established by Dr. Lui Che Woo, a director of KWIH and KWCM, as the founder
"US$"	United States dollars, the lawful currency of the United States of America
"%"	per cent.

For the purpose of this announcement:

(1) the exchange rate of US$1=HK$7.80 has been used; and

(2) certain English translations of Chinese names or words in this announcement are included for information purpose only, and should not be relied upon as the official translation of such Chinese names or words.

By Order of the Board of
K. Wah International Holdings Limited
Seaman Kwok Siu Man
Company Secretary

By Order of the Board of
K. Wah Construction Materials Limited
Kitty Chan Lai Kit
Company Secretary

Hong Kong, 23 August 2005

As at the date of this announcement, the executive directors of KWIH are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Lennon Lun Tsan Kau, Mr. Eddie Hui Ki On, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive directors of KWIH are Mr. Michael Leung Man Kin and Dr. Philip Wong Kin Hang and the independent non-executive directors of KWIH are Sir David Akers-Jones, Dr. Leo Lee Tung Hai, Dr. Robin Chan Yau Hing, Dr. Charles Cheung Wai Bun and Mr. Robert George Nield.

As at the date of this announcement, the executive directors of KWCM are Dr. Lui Che Woo (Chairman), Mr. Francis Lui Yiu Tung, Mr. Chan Kai Nang, Mr. Joseph Chee Ying Keung, Mr. William Lo Chi Chung and Ms. Paddy Tang Lui Wai Yu, the non-executive director of KWCM is Mr. Moses Cheng Mo Chi and the independent non-executive directors of KWCM are Dr. Charles Cheung Wai Bun, Mr. James Ross Ancell and Dr. William Yip Shue Lam.



K. WAH CONSTRUCTION MATERIALS LIMITED

(Incorporated in Hong Kong with limited liability)

(Stock Code: 27)

ANNOUNCEMENT OF INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE 2005

INTERIM RESULTS

The Directors of K. Wah Construction Materials Limited (the "Company") are pleased to announce the unaudited consolidated results of the Company and its subsidiaries (collectively referred to as the "Group") for the six months ended 30th June 2005 as follows:

The Group's turnover for the six months ended 30th June 2005 was HK$539,572,000 representing a decrease of HK$77,906,000 over the corresponding period last year.

The Group's unaudited profit attributable to shareholders for the six months ended 30th June 2005 amounted to HK$14,306,000 representing an increase of HK$3,023,000 over the corresponding period last year.

INTERIM DIVIDEND

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30th June 2005 (2004: an interim scrip dividend with cash option of 1 cent per share, totalling HK$12,817,000).

CONSOLIDATED PROFIT AND LOSS STATEMENT (Unaudited)
For The Six Months Ended 30th June 2005

	Note	2005 HK$'000	Restated 2004 HK$'000
Turnover	2	539,572	617,478
Cost of sales		(530,800)	(590,082)
Gross profit		8,772	27,396
Other revenues		26,728	11,819
Other operating income		4,718	4,496
Administrative expenses		(30,386)	(27,405)
Other operating expenses		(534)	(5,416)
Operating profit	2 & 3	9,298	10,890
Finance costs		(5,998)	(3,808)
Share of profits less losses of			
Jointly controlled entities		7,945	4,286
Associated companies		1,492	865
Profit before taxation		12,737	12,233
Taxation	4	(280)	(1,312)
Profit for the period		12,457	10,921
Attributable to:			
Shareholders of the Company		14,306	11,283
Minority interests		(1,849)	(362)
		12,457	10,921
Interim dividend	5	—	12,817
		HK cents	HK cents
Earnings per share	6		
Basic		1.06	0.89
Diluted		1.05	0.88

CONSOLIDATED BALANCE SHEET (Unaudited)
As at 30th June 2005

Restated

30th June 31st December

	Hong Kong HK$'000	Mainland China HK$'000	Total HK$'000
Six-months ended 30th June 2004			
Turnover	219,610	397,868	617,478
Other revenues	11,567	252	11,819
Operating profit	5,988	4,902	10,890
Finance costs			(3,808)
Share of profits less losses of			
Jointly controlled entities	(19)	4,305	4,286
Associated companies	865	—	865
Profit before taxation			12,233
Taxation			(1,312)
Profit for the period			10,921

3. **Operating Profit**

	2005 HK$'000	2004 HK$'000
Operating profit is stated after crediting:		
Interest income	6,332	4,868
Dividend income from unlisted investments	12,721	—
Write back of stock provision	1,332	—
Profit on disposal of property, plant and equipment	313	32
Fair value gain/(loss) on other investments	81	(1,419)
Amortisation of negative goodwill	—	316
and after charging:		
Amortisation		
Quarry site development	932	871
Overburden removal costs	7,796	8,208
Quarry site improvements	7,560	7,560
Leasehold land and land use rights	3,019	2,478
Depreciation	36,440	36,344
Operating lease rental for land and buildings	12,314	13,040
Royalty	2,792	1,979
Loss on disposal of listed investments	—	2,893
Cost of inventories sold	487,076	538,639

4. **Taxation**

	2005 HK$'000	2004 HK$'000
Current taxation		
Hong Kong profits tax	78	42
Mainland China profits tax	202	1,270
	280	1,312

Hong Kong profits tax has been provided at the rate of 17.5% (2004: 17.5%) on the estimated assessable profits for the period after setting off available taxation losses brought forward. Taxation assessable on profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which those profits arose.

Share of taxation of associated companies and jointly controlled entities for the six months ended are HK$184,000 (2004: HK$443,000) and HK$274,000 (2004: HK$279,000) respectively and are included in the profit and loss statement as share of profits less losses of associated companies and jointly entities.

5. **Interim Dividend**

The Board of Directors has resolved not to declare any interim dividend for the six months ended 30th June 2005 (2004: an interim scrip dividend with cash option of 1 cent per share, totalling HK$12,817,000).

6. **Earnings Per Share**

	2005 HK$'000	2004 HK$'000
Profit for calculation of basic and diluted earnings per share	14,306	11,283

	Number of shares 2005	2004
Weighted average number of shares for calculating basic earnings per share	1,345,913,125	1,265,589,484
Effect of dilutive potential ordinary shares:		

Review of Operation

The financial results under this review were contributed entirely by the construction materials business of the Group. Galaxy's financial results were not included.

Turnover and profit attributable to shareholders for the six months ended 30th June 2005 was HK$540 million and HK$14 million as compared to HK$617 million and HK$11 million (as restated) respectively for the corresponding period last year. The Group's turnover was similar to that of last year while the profit attributable to shareholders increased by approximately 30% over last year. The Board of Directors has resolved not to pay any interim dividend for the six months ended 30th June 2005 because under the terms of the unsecured fixed rate notes issued as part of the purchase price for the Acquisition, no dividend can be declared and/or paid by the Company before they are fully redeemed.

The economy of Hong Kong has continued to improve with the tourism and retail sectors registered an encouraging growth for the first half of the year. Although certain sectors, in particular the construction industry, have yet to experience similar pace of growth, positive signs of gradual improvements are developing. This is evidenced by a number of sizeable infrastructure projects in the pipeline and the revival of property development market driven by the improving economy in Hong Kong. Seizing such valuable opportunity, the Group has, through acquisition, expanded further its construction materials business in Hong Kong. The acquisition has broadened our customer base and at the same time provides us with good synergy effect. The Group is now well positioned to take full advantage from the upturn of construction materials market in the near future. To further expand our operation, the Group will continue to explore suitable investment projects both in Hong Kong and the Pan Pearl River Delta area.

In Mainland, the introduction of austerity measures by the central government last year has gradually restored the overheated economy to a much healthier level. Although this will have a slight adverse effect on the demand for construction materials in short term, it has laid a solid foundation for a sustainable growth in future. The Group's joint venture projects with Beijing Shougang Group, Yunnan Kunming Steel Group, Anhui Magang Group and Guangdong Shaogang Group for manufacture and sale of slag have all commenced operation during the period. The products were well received by customers and the joint ventures have made good profit contribution to the Group. The Group's strategy of investing in high entry barrier products has proved to be very successful. The market demand for slag remains high and it is expected that all these joint ventures will continue to provide stable profit contribution to the Group.

As for the technology investment, the balanced investment portfolio maintained by the Group has begun to deliver result during the period. The Group has successful liquidated part of the investment during the period making good profit contribution to the Group. A balanced portfolio will continue to be maintained for a long term benefit of the Group.

Liquidity and Financial Resources

The financial position of the Group has remained strong during the period. The shareholders' funds at 30th June 2005 was HK$2,564 million, an increase of approximately 80% over the balance at 31st December 2004 of HK$1,425 million (as restated) and the Group's total assets employed also increased to HK$3,603 million as compared to HK$2,415 million (as restated) at 31st December 2004.

In April, 2005, the Company, through a top-up placement of shares, has issued 146 million new shares at HK$8 per share and has generated cash proceeds of approximately HK$1,137 million. Such cash proceeds were applied to fund the Acquisition in July, 2005.

The Group's liquidity position remains strong and the Group is confident that sufficient resources could be secured to meet its commitments, working capital requirements and future assets acquisitions.

Gearing Ratio

The gearing ratio, defined as the ratio of total loans outstanding less cash balances to total assets, was at a debt free level at 30th June 2005. At 31st December 2004, the gearing ratio was at a low level of 7%.

Treasury Policy

The Group continues to adopt a conservative treasury policy with all bank deposits in either Hong Kong Dollars, United States Dollars or in the local currencies of the operating subsidiaries, keeping a minimum exposure to foreign exchange risks. All of the Group's borrowings are in either Hong Kong Dollars or Renminbi. Forward foreign exchange contracts are utilised when suitable opportunities arise and when considered appropriate, to hedge against foreign exchange exposure. The Group has not engaged in the use of other derivative products which are considered not necessary for the Group's treasury management activities

K. WAH CONSTRUCTION MATERIALS LIMITED
嘉華建材有限公司

(於香港註冊成立的有限公司)

(股份代號：27)

截至二零零五年六月三十日止六個月之中期業績公佈

中期業績

嘉華建材有限公司(「本公司」)董事會欣然宣佈，本公司及其附屬公司(統稱「本集團」)截至二零零五年六月三十日止六個月之未經審核綜合業績如下：

本集團截至二零零五年六月三十日止六個月之營業額為港幣539,572,000元，較去年同期減少港幣77,906,000元。

本集團截至二零零五年六月三十日止六個月未經審核之股東應佔溢利為港幣14,306,000元，較去年同期增加港幣3,023,000元。

中期股息

董事會議決不會派發截至二零零五年六月三十日止六個月之任何中期股息(二零零四年：每股港幣1仙附有現金選擇權之中期股份股息，共需港幣12,817,000元)。

綜合損益表(未經審核)

截至二零零五年六月三十日止六個月

	附註	二零零五年 港幣千元	重列 二零零四年 港幣千元
營業額	2	539,572	617,478
銷售成本		(530,800)	(590,082)
毛利		8,772	27,396
其他收益		26,728	11,819
其他營運收入		4,718	4,496
行政費用		(30,386)	(27,405)
其他營運費用		(534)	(5,416)
經營溢利	2及3	9,298	10,890
財務費用		(5,998)	(3,808)
應佔溢利減虧損			
共同控制實體		7,945	4,286
聯營公司		1,492	865
除稅前溢利		12,737	12,233
稅項	4	(280)	(1,312)
本期溢利		12,457	10,921
分配為：			
本公司股東		14,306	11,283
少數股東權益		(1,849)	(362)
		12,457	10,921
中期股息	5	—	12,817
		港仙	港仙
每股盈利			
基本	6	1.06	0.89
攤薄		1.05	0.88

綜合資產負債表(未經審核)

二零零五年六月三十日

	二零零五年 六月三十日	重列 二零零四年 十二月三十一日

	香港 港幣千元	中國內地 港幣千元	合計 港幣千元
截至二零零四年六月三十日止六個月			
營業額	219,610	397,868	617,478
其他收益	11,567	252	11,819
經營溢利	5,988	4,902	10,890
財務費用			(3,808)
應佔溢利減虧損			
共同控制實體	(19)	4,305	4,286
聯營公司	865	—	865
除稅前溢利			12,233
稅項			(1,312)
本期溢利			10,921

3. 經營溢利

	二零零五年 港幣千元	二零零四年 港幣千元
經營溢利已計入：		
利息收入	6,332	4,868
非上市投資股息收入	12,721	—
撥回存貨撥備	1,332	—
出售物業、機器及設備之溢利	313	32
其他投資之公平價值收益／(虧損)	81	(1,419)
負商譽攤銷	—	316
及已扣除：		
攤銷		
石礦場發展費用	932	871
清除表土費用	7,796	8,208
石礦場改善費用	7,560	7,560
租賃土地及土地使用權	3,019	2,478
折舊	36,440	36,344
土地及樓房之經營租賃租金	12,314	13,040
專利費	2,792	1,979
出售其他投資之虧損	—	2,893
已售存貨成本	487,076	538,639

4. 稅項

	二零零五年 港幣千元	二零零四年 港幣千元
本期稅項		
香港利得稅	78	42
中國內地所得稅	202	1,270
	280	1,312

香港利得稅乃按照本期間內估計應課稅溢利減承前可用之稅項虧損後以百分之十七點五(二零零四年：百分之十七點五)稅率提撥。海外利得稅乃按照溢利產生國家之現行稅率提撥。

截至二零零五年六月三十日止六個月，應佔聯營公司及共同控制實體之稅項分別為港幣184,000元(二零零四年：港幣443,000元)及港幣274,000元(二零零四年：港幣279,000元)，已計入損益表由應佔聯營公司及共同控制實體溢利減虧損之中。

5. 中期股息

董事會並不建議派發截至二零零五年六月三十日止六個月之中期息(二零零四年：每股港幣1仙附有現金選擇權之中期股息，共需港幣12,817,000元)。

有關收購事項的進一步資料，已載於日期為二零零五年六月三十日本公司寄發給股東的通函。

澳門政府目前只批出三項可於澳門經營娛樂場的博彩批給，銀河持有其中之一。鑑於銀河已經營位於華都酒店之銀河娛樂場，而銀河星際酒店、銀河路氹城大型渡假中心、位於路氹城之城市俱樂部銀河娛樂場及位於利奧酒店之銀河娛樂場項目的發展計劃正在全面進行中，足證銀河已經準備就緒，當可把握機會，進佔高速增長之澳門博彩市場。本公司持有銀河的97.9%經濟權益，預期將可於欣欣向榮的澳門旅遊、酒店及博彩行業中獲益。

採納新訂或經修訂之財務報告準則

此乃本集團採納自二零零五年一月一日生效之新訂香港財務報告準則後之首份半年度財務報告。除若干呈列方式有變連同比較數字作出調整外，該等會計政策之變動並無對所檢討之賬目構成任何重大影響。

業務回顧

回顧期間的財務業績，全部來自本集團的建材業務，銀河的財務業績並未包括在內。

截至二零零五年六月三十日止六個月，集團之營業額及股東應佔溢利分別為港幣540,000,000元及港幣14,000,000元，去年同期則分別為港幣617,000,000元及港幣11,000,000元(經重列)。集團之營業額與去年相若，而股東應佔溢利則較去年上升約百分之三十。由於作為支予收購事項部分收購價的定息票據條款規定，於該等票據獲全數贖回前，本公司一概不可宣派及／或派付任何股息。因此，董事會議決不就截至二零零五年六月三十日止六個月派發任何中期股息。

隨著旅遊及零售業於上半年錄得可觀增長，本港經濟持續向好。雖然部分行業(特別是建造業)仍然未能同步增長，但現時數個大型基建項目正在計劃當中，加上香港經濟持續改善帶動物業市場復甦，從各種利好跡象可見，市況將會逐步轉旺。本集團緊握此良機，透過收購擴展集團在香港之建材業務。是次收購行動鞏固及加強了集團之客戶基礎，同時亦為集團締造理想之協同效益。集團目前已經穩據有利位置，相信定可於不久將來建材市場好轉時而獲全面受惠。為了進一步擴展之業務，集團將繼續於香港及泛珠三角洲地帶尋找合適的投資項目。

至於中國內地方面，中央政府於去年實施宏觀調控措施，令過熱的經濟漸漸回復至較為健康的水平。儘管此舉在短期內將會對建材之需求造成輕微影響，但預料可為日後之持續增長紮穩根基。集團與北京首鋼集團、雲南昆明鋼鐵集團、安徽馬鋼集團及廣東韶鋼集團合作產銷礦渣微粉(簡稱礦粉)之項目，全部已於期內投產。該等產品廣受客戶歡迎，並為集團帶來可觀之盈利貢獻，足證集團投資於高門檻產品之策略非常奏效。礦粉之市場需求持續高企，預期此等合營項目將可繼續為集團提供穩定之盈利貢獻。

至於科技投資方面，集團之平衡投資組合於期內漸見成果。期內，集團已成功變現部分投資，為集團提供可觀之盈利貢獻。集團將會繼續維持平衡之投資組合，以確保集團之長期利益。

流動資金及財務資源

集團之財務狀況於期內繼續維持強健。於二零零五年六月三十日之股東權益為港幣2,564,000,000元，與二零零四年十二月三十一日之港幣1,425,000,000元(經重列)增加約百分之八十，而集團之總資產增至港幣3,603,000,000元，於二零零四年十二月三十一日則為港幣2,415,000,000元(經重列)。

於二零零五年四月，本公司透過先舊後新配售股份，按每股港幣8元發行了146,000,000股新股，集資約港幣1,137,000,000元。集資款項所得作為在二零零五年七月收購事項之用。

集團之流動資金狀況繼續保持充裕，集團有信心可獲得足夠的資源，以應付承擔、營運資金需求及未來資產收購。

負債比率

負債比率定義為未償還之總借款金額扣除現金結存與總資產相比，於二零零五年六月三十日，集團並無負債。於二零零四年十二月三十一日，負債比率處於百分之七之低水平。

庫務政策

	附註	二零零五年六月三十日 港幣千元	重列 二零零四年十二月三十一日 港幣千元
資產			
非流動資產			
物業、機器及設備		453,525	466,883
投資物業		65,500	65,500
租賃土地及土地使用權		251,626	254,645
商譽		16,617	—
共同控制實體		256,191	248,243
聯營公司		20,142	18,650
可供出售之財務資產		92,054	152,375
其他非流動資產		240,108	256,508
		1,395,763	1,462,804
流動資產			
存貨		94,047	93,175
應收賬款及預付款	7	762,203	681,497
可收回稅項		1,145	1,938
其他投資		69,534	4,217
現金及銀行結餘		1,280,363	170,952
		2,207,292	951,779
總資產		3,603,055	2,414,583
權益			
股本		144,387	129,648
儲備		2,419,266	1,295,616
股東權益		2,563,653	1,425,264
少數股東權益		37,544	39,025
總權益		2,601,197	1,464,289
負債			
非流動負債			
借貸		140,970	311,580
遞延稅項負債		13,884	13,884
負商譽		—	136
撥備		163,347	180,873
		318,201	506,473
流動負債			
應付賬款及應計費用	8	435,451	432,425
借貸之現期部份		247,400	10,000
應付稅項		806	1,396
		683,657	443,821
總負債		1,001,858	950,294
總權益及負債		3,603,055	2,414,583

財務報表附註

1. **編製基準**

中期財務資料乃採用歷史成本會計法，並對若干物業、可供出售之財務資產及其他短期投資之重估作出修訂，及按照香港會計師公會頒佈之香港財務報告準則編製而成。中期財務資料乃根據香港會計師公會頒佈之香港會計準則第34號「中期財務報告」呈列。

編製中期財務資料所應用之會計政策，與截至二零零四年十二月三十一日止年度之年度財務報表所用者貫徹一致，除因採納於二零零五年一月一日開始生效之新訂及經修訂香港財務報告準則及香港會計準則(「新香港財務報告準則」)而需更改若干會計政策。

2. **分部資料**

本集團主要從事生產、銷售和分銷建築材料。

截至二零零五年六月三十日止六個月	香港 港幣千元	中國內地 港幣千元	合計 港幣千元
營業額	235,831	303,741	539,572
其他收益	25,616	1,112	26,728
經營盈利	5,900	3,398	9,298
財務費用			(5,998)
應佔盈利減虧損			
共同控制實體	1,520	6,425	7,945
聯營公司	1,492	—	1,492
除稅前盈利			12,737
稅項			(280)
本期盈利			12,457

董事會並不建議派發截至二零零五年六月三十日止六個月之中期息(二零零四年：每股港幣1仙附有現金選擇權之中期股息，共為港幣12,817,000元)。

6. **每股盈利**

	二零零五年 港幣千元	二零零四年 港幣千元
用以計算每股基本及攤薄盈利之盈利如下：	14,306	11,283

	股數 二零零五年	二零零四年
用以計算每股基本盈利之股份加權平均數	1,345,913,125	1,265,589,484
具攤薄作用之潛在普通股之影響：		
認股權	18,178,485	16,104,172
用以計算每股攤薄盈利之股份加權平均數	1,364,091,610	1,281,693,656

7. **應收賬款及預付款**

	二零零五年六月三十日 港幣千元	二零零四年十二月三十一日 港幣千元
應收貿易賬款	480,453	455,380
應收共同控制實體款項	191,224	133,893
應收少數股東款項	1,948	—
其他應收款項	26,181	32,973
預付款	62,397	59,251
	762,203	681,497

本集團根據當地有關行業之標準制定信貸政策。本集團給予香港客戶之信用期限一般介乎30天至60天，而在中國內地客戶則介乎120天至180天。此政策由管理層作定期檢討。

本集團之應收貿易賬款扣除呆壞賬撥備後依發票日期之賬齡分析如下：

	二零零五年六月三十日 港幣千元	二零零四年十二月三十一日 港幣千元
一個月內	94,195	124,282
二至三個月	141,104	153,943
四至六個月	81,028	88,658
六個月以上	164,126	88,497
	480,453	455,380

8. **應付賬款及應計費用**

	二零零五年六月三十日 港幣千元	二零零四年十二月三十一日 港幣千元
應付貿易賬款	194,253	193,859
應付少數股東款項	89,464	103,334
其他應付賬款	46,076	55,773
營運應計費用	99,024	74,174
已收按金	6,634	5,285
	435,451	432,425

本集團之應付貿易賬款依發票日期之賬齡分析如下：

	二零零五年六月三十日 港幣千元	二零零四年十二月三十一日 港幣千元
一個月內	61,973	80,834
二至三個月	56,825	62,659
四至六個月	32,424	26,502
六個月以上	43,031	23,864
	194,253	193,859

管理層之討論及分析

收購博彩業務

有關本公司之全資附屬公司 Canton Treasure Group Ltd. 根據於二零零五年三月十四日訂立的收購協議(經於二零零五年四月一日及於二零零五年五月三十一日訂立的補充協議修訂)，收購銀河娛樂場股份有限公司(「銀河」)之88.1%有投票權股份(附有97.9%經濟權益)之事項(「收購事項」)，已於二零零五年七月二十二日完成。由於是項收購於二零零五年六月三十日後完成，因此，本集團之中期業績並不包括銀河及其附屬公司的業績。

收購價為港幣18,405,198,023元，已按以下方式支付：(i)其中約80%按每股作價港幣8元，向賣方配發及發行1,840,519,798股入賬列為繳足的本公司新股份及(ii)另外約20%以發行本金額港幣2,544,239,603元的無抵押定息票據，以及支付現金港幣1,136,800,000元予賣方。本公司於二零零五年四月二十一日公佈以「先舊後新」方式按每股港幣8元，向獨立投資者配售146,000,000股本公司股份，所得款項淨額約為港幣1,136,800,000元，已用作撥付該現金支付。

收購事項根據香港聯合交易所有限公司證券上市規則，構成本公司一項關連交易及一項非常重大的收購事項，並已於二零零五年七月十九日舉行的本公司股東特別大會上，獲獨立股東正式批准。

庫務政策

本集團繼續採取保守之庫務政策，所有銀行存款以港幣、美元或以營運附屬公司之當地貨幣為主，故此，外匯風險維持在極低水平。集團所有借貸以港幣或人民幣為基礎，並在時機合適及認為適當之情況下，利用外幣遠期合約對沖外匯風險。本集團並無投資於與集團庫務管理無關之衍生工具。

集團資產之抵押

賬面淨值港幣223,959,000元(二零零四年十二月三十一日：港幣226,628,000元)之房地產已抵押作為銀行信貸之擔保。

或然負債

本公司已就若干附屬公司取得之信貸額港幣290,220,000元(二零零四年十二月三十一日：港幣289,804,000元)向銀行出具擔保。於二零零五年六月三十日，已動用之信貸額為港幣108,571,000元(二零零四年十二月三十一日：港幣104,792,000元)。

僱員及薪酬政策

本集團在香港及中國內地之僱員總人數約2,195人(不包括聯營公司及共同控制實體)。僱員開支合共港幣74,000,000元(不包括董事酬金)。

本集團聘用及擢升僱員，乃採取有能者居之的原則，並為僱員提供具競爭力的薪酬福利配套。本集團亦於一九九一年在獲得股東批准後為行政人員設立一項認股權計劃，旨在吸引有才幹之行政人員加入並持續為集團服務。同樣地，本集團亦參照中國內地市場之薪酬福利水平，釐定內地員工之薪酬福利，並著重提供員工培訓及發展的機會。

購入、出售及贖回股份

本公司於截至二零零五年六月三十日止之六個月內，並無贖回任何本公司之股份。本公司及其任何附屬公司亦未於截至二零零五年六月三十日止之六個月內購入或出售任何本公司之股份。

審核委員會

本集團截至二零零五年六月三十日止六個月之中期財務報告，經本公司之核數師羅兵咸永道會計師事務所審閱後，經已由審核委員會審閱。該審核委員會有定期會議，每年至少舉行兩次。

公司管治

本公司於截至二零零五年六月三十日止六個月內已遵守香港聯合交易所有限公司證券上市規則(「上市規則」)附錄十四內企業管治常規守則所載之守則條文規定(除了有關內部監控之第C.2條守則條文)，惟以下各項除外：

a. 第A.4.2條守則條文

董事會主席及董事總經理無需輪席告退。本公司將於二零零六年舉行之股東週年大會上提呈一項特別決議案，以修訂本公司之公司細則，致使每名董事(包括董事會主席及董事總經理)將須最少每三年輪席告退一次。

b. 第A.5.4條守則條文

本公司已於二零零五年八月十七日確定有關僱員進行本公司證券買賣之書面指引。

c. 第B.1.1條守則條文

本公司目前正設立由適合人員組成之薪酬委員會，並列明其職權範圍。

d. 第C.3.3條守則條文

於二零零五年九月十四日，本公司修訂審核委員會之書面職權範圍，以載入該守則所載之職責。

e. 第E.1.2條守則條文

主席並無出席本公司於二零零五年四月二十八日舉行之股東週年大會。本公司副主席呂耀東先生已根據本公司之公司細則擔任大會主席。

刊載進一步資料

載有上市規則所規定全部資料之本公司中期報告2005將於稍後時間在本公司及聯交所網頁上登載。本集團未經審核之中期財務報表已經由本公司之核數師羅兵咸永道會計師事務所審閱，核數師之審閱報告將包括在致股東之中期報告內。

董事會

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承董事會命
公司秘書
陳國強

香港，二零零五年九月十四日

註冊辦事處：
香港北角
渣華道191號
嘉華國際中心29樓

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